Exhibit (a)(1)(A)

Offer To Purchase For Cash

All Outstanding Shares of Common Stock

of

GLOBAL IMAGING SYSTEMS, INC.

at

$29.00 NET PER SHARE

by

RG ACQUISITION I CORP.

a wholly owned subsidiary of

XEROX CORPORATION

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON TUESDAY, MAY 8, 2007, UNLESS THE OFFER IS EXTENDED.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of April 1, 2007 (the “Merger Agreement”), by and among Xerox Corporation (“Parent”), RG Acquisition I Corp. (the “Purchaser”) and Global Imaging Systems, Inc. (“Seller”). The Purchaser is offering to purchase all outstanding Shares (as defined below) at a price of $29.00 per Share net to the seller in cash, upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal. The Offer is conditioned upon (i) the satisfaction of the Minimum Condition (as defined below) and (ii) the expiration or termination of any applicable waiting period or the obtainment of any approval under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) or other applicable foreign statutes or regulations. The term “Minimum Condition” is defined in Section 15 (“Certain Conditions of the Offer”) and generally requires that the number of outstanding shares of common stock, par value $0.01 per share, of Seller (the “Shares”) which have been validly tendered and not properly withdrawn prior to the expiration of the Offer, when added to any Shares already owned by Parent or any of its controlled subsidiaries, represent at least a majority of the total number of outstanding Shares (determined on a fully diluted basis after giving effect to the conversion or exercise of all derivative securities regardless of the conversion or exercise price, the vesting schedule or other terms and conditions thereof). The Offer is also subject to other important conditions set forth in this Offer to Purchase. See Section 15—“Certain Conditions of the Offer.”

The Board of Directors of Seller (the “Seller Board”) (i) determined that the Merger Agreement, the Offer and the Merger (as defined below) are advisable, and in the best interests of Seller and its stockholders, (ii) approved the Offer and the merger of the Purchaser with and into Seller, with Seller as the surviving corporation (the “Merger”) in accordance with the General Corporation Law of the State of Delaware, (iii) approved the Merger Agreement and (iv) recommended that Seller’s stockholders accept the Offer, tender their Shares into the Offer, and, if required by applicable law, adopt the Merger Agreement.

IMPORTANT

Any stockholder of Seller wishing to tender Shares in the Offer must (i) complete and sign the letter of transmittal (or a facsimile thereof) that accompanies this Offer to Purchase (the “Letter of Transmittal”) in accordance with the instructions in the Letter of Transmittal and mail or deliver the Letter of Transmittal and all other required documents to the Depositary (as defined herein) together with certificates representing the Shares tendered or follow the procedure for book-entry transfer set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares” or (ii) request such stockholder’s broker, dealer, commercial bank, trust company or other nominee to effect the transaction for the stockholder. A stockholder whose Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such person if such stockholder wishes to tender such Shares.

Any stockholder of Seller who wishes to tender Shares and cannot deliver certificates representing such Shares and all other required documents to the Depositary on or prior to the Expiration Date (as defined herein) or who cannot comply with the procedures for book-entry transfer on a timely basis may tender such Shares pursuant to the guaranteed delivery procedure set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

Questions and requests for assistance may be directed to the Information Agent (as defined herein) or the Dealer Manager (as defined herein) at their addresses and telephone numbers set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other related materials may also be obtained from the Information Agent or the Dealer Manager. Stockholders may also contact their broker, dealer, commercial bank, trust company or other nominee for copies of these documents.

The Dealer Manager for the Offer is:

Goldman, Sachs & Co.

April 4, 2007

SUMMARY TERM SHEET

RG Acquisition I Corp., a wholly owned subsidiary of Parent, is offering to purchase all of the outstanding Shares for $29.00 per Share net to the seller in cash, upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal. The following are answers to some of the questions you, as a stockholder of Seller, may have about the Offer. We urge you to read carefully the remainder of this Offer to Purchase and the Letter of Transmittal and the other documents to which we have referred you because this summary may not contain all of the information that is important to you. Additional important information is contained in the remainder of this Offer to Purchase and the Letter of Transmittal.

Who is offering to buy my securities?

We are RG Acquisition I Corp., a Delaware corporation formed for the purpose of making this Offer. We are a wholly owned subsidiary of Parent, a New York corporation. See the “Introduction” to this Offer to Purchase and Section 8—“Certain Information Concerning Parent and the Purchaser.”

What are the classes and amounts of securities sought in the Offer?

We are seeking to purchase all of the outstanding shares of common stock, par value $0.01 per share, of Seller. See the “Introduction” to this Offer to Purchase and Section 1—“Terms of the Offer.”

How much are you offering to pay? What is the form of payment? Will I have to pay any fees or commissions?

We are offering to pay $29.00 per Share net to you in cash. If you are the record owner of your Shares and you directly tender your Shares to us in the Offer, you will not have to pay brokerage fees or similar expenses. If you own your Shares through a broker, banker or other nominee, and your broker tenders your Shares on your behalf, your broker, banker or other nominee may charge you a fee for doing so. You should consult your broker, banker or other nominee to determine whether any charges will apply. See the “Introduction” to this Offer to Purchase.

Do you have the financial resources to make payment?

Parent, our parent company, will provide us with sufficient funds to purchase all Shares validly tendered in the Offer and not properly withdrawn and to provide funding for our Merger with Seller, which is expected to follow the successful completion of the Offer in accordance with the terms and conditions of the Merger Agreement. The Offer is not subject to a financing condition. Parent intends to provide us with the necessary funds from cash on hand, borrowings under its existing revolving credit facility and/or the issuance of debt securities or the incurrence of indebtedness under bank credit facilities. See Section 9—“Source and Amount of Funds.”

Is your financial condition relevant to my decision to tender my Shares in the Offer?

No. We do not think our financial condition is relevant to your decision whether to tender Shares and accept the Offer because:

•	the Offer is being made for all outstanding Shares solely for cash;

•

we, through our parent company, Parent, will have sufficient funds, lines of credit or other sources of funding immediately available to purchase all Shares validly tendered in the Offer and not properly withdrawn in light of our parent company’s financial capacity in relation to the amount of consideration payable;

•	the Offer is not subject to any financing condition; and

•	if we consummate the Offer, we expect to acquire any remaining Shares for the same cash price in the Merger.

See Section 9—“Source and Amount of Funds.”

i

How long do I have to decide whether to tender my Shares in the Offer?

Unless we extend the Offer, you will have at least until 12:00 midnight, New York City time, on Tuesday, May 8, 2007 (which is the end of the day on May 8, 2007), to tender your Shares in the Offer. Furthermore, if you cannot deliver everything required to make a valid tender by that time, you may still participate in the Offer by using the guaranteed delivery procedure that is described later in this Offer to Purchase prior to that time. See Sections 1—“Terms of the Offer” and 3—“Procedures for Accepting the Offer and Tendering Shares.”

Can the Offer be extended and under what circumstances?

Yes. We have agreed in the Merger Agreement that so long as neither Seller nor Parent terminates the Merger Agreement in accordance with its terms:

•

We may (but are not required to) extend the Offer from time to time if on any then scheduled expiration date of the Offer any of the conditions to our obligation to accept for payment and pay for the Shares are not satisfied or waived.

•

We may (but are not required to) extend the Offer for the minimum period required by any rule, regulation, interpretation or position of the Securities and Exchange Commission or the staff thereof applicable to the Offer.

•

If the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) or under any applicable foreign statutes or regulations applicable to the Offer or the Merger have not expired or been terminated on any then scheduled expiration date of the Offer, we must extend the Offer from time to time until the expiration or termination under the HSR Act or any other material applicable foreign statutes or regulations.

•

If certain of the conditions to our obligation to accept for payment and pay for the Shares are not satisfied or, in our sole discretion, waived on any then scheduled expiration date of the Offer, we must extend the Offer from time to time in consecutive increments of up to 5 business days each until the time such condition or conditions are satisfied or waived.

At our option, we may (but are not required to) provide a subsequent offering period in accordance with Rule 14d-11 under the Securities Exchange Act of 1934 (the “Exchange Act”).

See Section 1—“Terms of the Offer” of this Offer to Purchase for more details on our obligation and ability to extend the Offer.

How will I be notified if the Offer is extended?

If we extend the Offer, we will inform The Bank of New York, the depositary for the Offer (the “Depositary”), of any extension and will issue a press release announcing the extension not later than 9:00 a.m., New York City time, on the next business day after the day on which the Offer was scheduled to expire. See Section 1—“Terms of the Offer.”

What are the most significant conditions to the Offer?

The Offer is conditioned upon

•	satisfaction of the Minimum Condition, and

•	the expiration or termination of any applicable waiting period or the obtainment of any approval under the HSR Act or other applicable foreign statutes or regulations.

The term “Minimum Condition” is defined in Section 15—“Certain Conditions of the Offer” and generally requires that the number of outstanding Shares which have been validly tendered and not properly withdrawn prior to the expiration of the Offer, when added to any Shares already owned by Parent or any of its controlled subsidiaries, represent at least a majority of the total number of outstanding Shares (determined on a fully diluted basis after giving effect to the conversion or exercise of all derivative securities regardless of the conversion or exercise price, the vesting schedule or other terms and conditions thereof).

The Offer is also subject to a number of other important conditions. We can waive some of these conditions without Seller’s consent. We cannot, however, waive or amend the Minimum Condition without the consent of Seller. See Section 15—“Certain Conditions of the Offer.”

How do I tender my Shares?

To tender your Shares, you must deliver the certificates representing your Shares or confirmation of a book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company, together with a completed Letter of Transmittal and any other documents required by the Letter of Transmittal, to the Depositary, prior to the expiration of the Offer. If your Shares are held in street name (that is, through a broker, dealer or other nominee), they can be tendered by your nominee through The Depository Trust Company. If you are unable to deliver any required document or instrument to the Depositary by the expiration of the Offer, you may still participate in the Offer by having a broker, a bank or other fiduciary that is an eligible institution guarantee on or prior to the expiration of the Offer that the missing items will be received by the Depositary within three Nasdaq Global Select Market trading days after the expiration of the Offer. For the tender to be valid, however, the Depositary must receive the missing items within that three trading day period. See Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

Until what time may I withdraw previously tendered Shares?

You may withdraw your previously tendered Shares at any time until the Offer has expired and, if we have not accepted your Shares for payment by June 3, 2007, you may withdraw them at any time after that date until we accept Shares for payment. This right to withdraw will not apply to Shares tendered in any subsequent offering period, if one is provided. See Section 4—“Withdrawal Rights.”

How do I withdraw previously tendered Shares?

To withdraw previously tendered Shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the Depositary while you still have the right to withdraw Shares. If you tendered Shares by giving instructions to a broker, banker or other nominee, you must instruct the broker, banker or other nominee to arrange for the withdrawal of your Shares. See Section 4—“Withdrawal Rights.”

What does the Seller Board think of the Offer?

The Seller Board (i) determined that the Merger Agreement, the Offer and the Merger are advisable, and in the best interests of Seller and its stockholders, (ii) approved the Offer and the Merger in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), (iii) approved the Merger Agreement and (iv) recommended that Seller’s stockholders accept the Offer, tender their Shares into the Offer, and, if required by applicable law, adopt the Merger Agreement.

A description of the reasons of the Seller Board’s approval of the Offer and the Merger is set forth in Seller’s Solicitation/Recommendation Statement on Schedule 14D-9 that is being mailed to its stockholders together with this Offer to Purchase (the “Schedule 14D-9”). See the “Introduction” to this Offer to Purchase.

If the tender offer is completed, will Seller continue as a public company?

No. Following the purchase of Shares in the Offer, we expect to consummate the Merger. If the Merger takes place, Seller no longer will be publicly owned. Even if for some reason the Merger does not take place, if we purchase all of the tendered Shares, there may be so few remaining stockholders and publicly held Shares that Seller’s common stock will no longer be eligible to be traded through the Nasdaq Global Select Market or other securities exchanges, there may not be an active public trading market for Seller common stock, and Seller may no longer be required to make filings with the SEC or otherwise comply with the SEC rules relating to publicly held companies. See Section 13—“Certain Effects of the Offer.”

Will the tender offer be followed by a Merger if all of the Shares are not tendered in the Offer?

Yes. If we accept for payment and pay for at least a majority of the Shares on a fully diluted basis, we expect to effect our Merger with and into Seller. If that Merger takes place, all remaining stockholders of Seller (other than us and Parent) will receive $29.00 per Share net in cash without interest (or any higher price per Share that is paid in the Offer) and Seller will become a wholly owned subsidiary of Parent. See the “Introduction” to this Offer to Purchase.

If I decide not to tender, how will the Offer affect my Shares?

If you decide not to tender your Shares in the Offer and the Merger occurs, you will subsequently receive the same amount of cash per Share that you would have received had you tendered your Shares in the Offer, without any interest being paid on such amount. Therefore, if the Merger takes place, and you do not validly exercise your appraisal rights under Section 262 of the DGCL, the only difference to you between tendering your Shares and not tendering your Shares is that you will be paid earlier if you tender your Shares. If you do validly exercise your appraisal rights, then you may receive the judicially determined fair value of your Shares in cash. If you decide not to tender your Shares in the Offer and we purchase the tendered Shares, but the Merger does not occur, you will remain a stockholder of Seller. However, there may be so few remaining stockholders and publicly traded Shares that Seller common stock will no longer be eligible to be traded through the Nasdaq Global Select Market or other securities exchanges and there may not be an active public trading market for Seller common stock. Also, as described above, Seller may no longer be required to make filings with the SEC or otherwise comply with the SEC rules relating to publicly held companies. See the “Introduction” to this Offer to Purchase and Section 13—“Certain Effects of the Offer.”

What is the market value of my Shares as of a recent date?

On March 30, 2007, the last trading day before we announced the Merger Agreement, the last sale price of Seller common stock reported on the Nasdaq Global Select Market was $19.50 per Share. On April 2, 2007, the last trading day before the printing of these materials, the last sale price of Seller common stock reported on the Nasdaq Global Select Market was $28.64 per Share. We encourage you to obtain a recent quotation for shares of Seller common stock in deciding whether to tender your Shares. See Section 6—“Price Range of Shares; Dividends.”

Who should I call if I have questions about the Offer?

You may call D.F. King & Co., Inc. at (888) 605-1958 (toll-free) or Goldman, Sachs & Co. at (800) 323-5678 (toll-free). D.F. King & Co., Inc. is acting as the information agent (the “Information Agent”) and Goldman, Sachs & Co. is acting as the dealer manager (the “Dealer Manager”) for the Offer. See the back cover of this Offer to Purchase.

v

To the Holders of Shares of

Common Stock of Seller:

INTRODUCTION

RG Acquisition I Corp., a Delaware corporation (the “Purchaser”) and a wholly owned subsidiary of Xerox Corporation, a New York corporation (“Parent”), hereby offers to purchase (the “Offer”) all outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Seller, a Delaware corporation (“Seller”), at a price of $29.00 per Share net to the seller in cash (the “Offer Price”), upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of April 1, 2007 (the “Merger Agreement”), by and among Parent, the Purchaser and Seller. The Offer is conditioned upon (i) the satisfaction of the Minimum Condition (as defined below) and (ii) the expiration or termination of any applicable waiting period or the obtainment of any approval under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) or other applicable foreign statutes or regulations. The term “Minimum Condition” is defined in Section 15—“Certain Conditions of the Offer” and generally requires that the number of outstanding Shares which have been validly tendered and not properly withdrawn prior to the expiration of the Offer, when added to any Shares already owned by Parent or any of its controlled subsidiaries, represent at least a majority of the total number of outstanding Shares (determined on a fully diluted basis on the date of determination). The Offer is also subject to other important conditions set forth in this Offer to Purchase. See Section 15—“Certain Conditions of the Offer.”

For purposes of the Offer, the words “fully diluted,” when referring to Shares, mean all outstanding shares of common stock of Seller on a fully diluted basis, after giving effect to the conversion or exercise of all derivative securities regardless of the conversion or exercise price, the vesting schedule or other terms and conditions thereof. Seller has advised Parent that, as of April 3, 2007, 50,398,560 Shares (of which 503,000 are shares of restricted stock) were issued and outstanding, 3,806,892 Shares were held in the treasury of Seller, 4,161,974 stock options granted under Seller’s stock plans for an equal number of Shares were outstanding and 20,000 stock options not granted under Seller’s stock plans for an equal number of Shares were outstanding.

The Merger Agreement is more fully described in Section 11—“The Merger Agreement.”

Tendering stockholders who are record owners of their Shares and tender directly to the Depositary (as defined below) will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by the Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker, banker or other nominee should consult such institution as to whether it charges any service fees or commissions.

The Seller Board (i) determined that the Merger Agreement, the Offer and the Merger are advisable, and in the best interests of Seller and its stockholders, (ii) approved the Offer and the Merger in accordance with the DGCL, (iii) approved the Merger Agreement and (iv) recommended that Seller’s stockholders accept the Offer, tender their Shares into the Offer, and, if required by applicable law, adopt the Merger Agreement.

The Merger Agreement provides, that subject to the conditions described in Section 15, the Purchaser will be merged with and into Seller with Seller continuing as the surviving corporation, as a wholly owned subsidiary of Parent. Pursuant to the Merger Agreement, at the Effective Time of the

Merger (the “Effective Time”), each Share outstanding immediately prior to the Effective Time (other than (i) Shares owned by Seller, Parent or the Purchaser, which will be canceled and retired and shall cease to exist, and (ii) Shares owned by Seller stockholders who perfect their appraisal rights under the DGCL) will be converted into the right to receive $29.00 (or any greater per Share price paid in the Offer) net in cash without interest.

The Merger is subject to the satisfaction or waiver of certain conditions, including, if required, the adoption of the Merger Agreement by the affirmative vote of the holders of a majority of the outstanding Shares. Seller has agreed, if required by applicable law, to establish a record date for, duly call, give notice of, convene and hold a special meeting of its stockholders to be held as promptly as reasonably practicable following the Purchaser’s acceptance for payment of, and payment for, the Shares tendered pursuant to the Offer for the purposes of considering and taking action upon the adoption of the Merger Agreement. Parent has agreed to vote its and any of its subsidiaries’ Shares in favor of the adoption of the Merger Agreement. If the Minimum Condition and the other conditions of the Offer are satisfied and the Offer is completed, Parent and the Purchaser will own a number of Shares sufficient to cause the Merger Agreement to be adopted without the affirmative vote of any other holder of Shares. See Section 11—“The Merger Agreement.”

This Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

THE TENDER OFFER

1. Terms of the Offer.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), the Purchaser will accept for payment and pay for all Shares validly tendered prior to the Expiration Date and not properly withdrawn as permitted under Section 4—“Withdrawal Rights.” The term “Expiration Date” means 12:00 midnight, New York City time, on Tuesday, May 8, 2007 (which is the end of the day on May 8, 2007), unless the Purchaser, in accordance with the Merger Agreement, extends the period during which the Offer is open, in which event the term “Expiration Date” means the latest time and date at which the Offer, as so extended, expires.

The Offer is conditioned upon (i) the satisfaction of the Minimum Condition (as defined below) and (ii) the expiration or termination of any applicable waiting period or the obtainment of any approval under the HSR Act or other applicable foreign statutes or regulations. The term “Minimum Condition” is defined in Section 15—“Certain Conditions of the Offer” and generally requires that the number of outstanding Shares which have been validly tendered and not properly withdrawn prior to the expiration of the Offer, when added to any Shares already owned by Parent or any of its controlled subsidiaries, represent at least a majority of the total number of outstanding Shares (determined on a fully diluted basis after giving effect to the conversion or exercise of all derivative securities regardless of the conversion or exercise price, the vesting schedule or other terms and conditions thereof). The Offer is also subject to other important conditions set forth in this Offer to Purchase. See Section 15—“Certain Conditions of the Offer.”

The Merger Agreement provides that, so long as neither Seller nor Parent terminates the Merger Agreement in accordance with its terms, the Purchaser may (but is not required to) (i) extend the Offer for the minimum period required by any rule, regulation, interpretation or position of the Securities and Exchange Commission or the staff thereof (“SEC”) applicable to the Offer, (ii) extend the Offer from time to time if on any then scheduled Expiration Date of the Offer any of the conditions to the Purchaser’s obligation to accept for payment and pay for the Shares are not satisfied or waived and

(iii) provide a subsequent offering period (a “Subsequent Offering Period”) in accordance with Rule 14d-11 under the Securities Exchange Act of 1934 (the “Exchange Act”). In addition, so long as neither Seller nor Parent terminates the Merger Agreement in accordance with its terms, (i) if the waiting period under the HSR Act or under any applicable foreign statutes or regulations applicable to the Offer or the Merger shall have not expired or been terminated on any then scheduled Expiration Date of the Offer, the Purchaser must extend the Offer from time to time until the expiration or termination under the HSR Act or any other material applicable foreign statutes or regulations and (ii) if any of the conditions to the Purchaser’s obligation to accept for payment and pay for the Shares set forth in paragraph (a) or (b) of Section 15 (“Certain Conditions to the Offer”) shall have occurred and be continuing, the Purchaser must extend the Offer from time to time in consecutive increments of up to 5 business days each until the time such condition or conditions shall no longer exist or any of the matters described in such paragraph (a) or (b) shall have become final and non-appealable. As used in this Offer to Purchase, “business day” has the meaning set forth in Rule 14d-1(c)(6) under the Exchange Act.

Any extension of the Offer will be followed as promptly as practicable by a public announcement. Such announcement will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. During any such extension, all Shares previously tendered and not properly withdrawn will remain subject to the Offer, subject to the rights of a tendering stockholder to withdraw such stockholder’s Shares except during a Subsequent Offering Period. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless previously accepted for payment by the Purchaser pursuant to the Offer, may also be withdrawn at any time after June 3, 2007. If the initial offering period has expired and the Purchaser elects to provide a Subsequent Offering Period, Shares tendered during a Subsequent Offering Period may not be withdrawn. For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share certificates, the serial numbers shown on such Share certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in Section 3 below), unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 2 below, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares. All questions as to validity, form, eligibility (including time of receipt) and acceptance for payment of any tendered Shares will be determined by the Purchaser, in its sole discretion, which determination shall be final and binding on all parties.

Subject to the applicable rules and regulations of the SEC and the provisions of the Merger Agreement, the Purchaser expressly reserves the right to, in its sole discretion, waive, in whole or in part, any condition of the Offer or modify the terms of the Offer, except that, without the consent of Seller, the Purchaser shall not (i) decrease the Offer Price or change the form of consideration payable in the Offer, (ii) waive or amend the Minimum Condition, (iii) decrease the number of Shares sought to be purchased in the Offer, (iv) impose additional conditions to the Offer or (v) amend any other term of the Offer in any manner adverse to the holders of the Shares.

The rights reserved by the Purchaser by the preceding paragraph are in addition to the Purchaser’s rights pursuant to Section 15—“Certain Conditions of the Offer.” Any extension, delay, termination, waiver or amendment will be followed as promptly as practicable by public announcement if required. Such announcement, in the case of an extension, will be made no later than 9:00 a.m., New

York City time, on the next business day after the previously scheduled Expiration Date, in accordance with the public announcement requirements of Rule 14e-1(d) under the Exchange Act. Subject to applicable law (including Rules 14d-4(d) and 14d-6(c) under the Exchange Act, which require that material changes be promptly disseminated to stockholders in a manner reasonably designed to inform them of such changes), and without limiting the manner in which the Purchaser may choose to make any public announcement, the Purchaser shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release to a national news service.

If the Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to the Purchaser’s rights under the Offer, the Depositary may, nevertheless, on behalf of the Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein under Section 4—“Withdrawal Rights.” However, the ability of the Purchaser to delay the payment for Shares that the Purchaser has accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires that a bidder pay the consideration offered or return the securities deposited by or on behalf of stockholders promptly after the termination or withdrawal of such bidder’s offer.

If, subject to the terms of the Merger Agreement, the Purchaser makes a material change in the terms of the Offer or the information concerning the Offer, or if it waives a material condition of the Offer, the Purchaser will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following material changes in the terms of the Offer or the information concerning the Offer, other than a change in the consideration offered, a change in the percentage of securities sought or inclusion of or changes to a dealer’s soliciting fee, will depend upon the facts and circumstances, including the relative materiality of the changes to the terms or information. With respect to a change in the consideration offered, a change in the percentage of securities sought or inclusion of or changes to a dealer’s soliciting fee, the Offer generally must remain open for a minimum of 10 business days following the dissemination of such information to stockholders.

Seller has provided the Purchaser with Seller’s stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the related Letter of Transmittal, together with the Schedule 14D-9, will be mailed to record holders of Shares whose names appear on Seller’s stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to banks, brokers, dealers and other nominees whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

2. Acceptance for Payment and Payment for Shares.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment) and the satisfaction or waiver of all the conditions to the Offer set forth in Section 15—“Certain Conditions of the Offer,” the Purchaser will accept for payment, and pay for, all Shares validly tendered prior to the Expiration Date and not properly withdrawn prior to the Expiration Date. Subject to the terms of the Merger Agreement and compliance with Rule 14e-1(c) under the Exchange Act, the Purchaser expressly reserves the right to delay payment for Shares in order to comply in whole or in part with any applicable law, including, without limitation, the HSR Act and any applicable pre-merger notification laws or regulations of foreign jurisdictions. See Section 16—“Certain Legal Matters; Regulatory Approvals.” If the Purchaser decides to provide a Subsequent Offering Period, the Purchaser will accept for payment, and pay for, all validly tendered Shares as they are received during a Subsequent Offering Period. See Section 1—“Terms of the Offer.”

In all cases (including during any Subsequent Offering Period), payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the “Share Certificates”) or confirmation of a book-entry transfer of such Shares (a “Book-Entry Confirmation”) into the Depositary’s account at The Depository Trust Company (the “Book-Entry Transfer Facility”) pursuant to the procedures set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as defined below) in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

The term “Agent’s Message” means a message, transmitted by the Book-Entry Transfer Facility to and received by the Depositary and forming a part of a Book-Entry Confirmation, that states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that the Purchaser may enforce such agreement against such participant.

For purposes of the Offer (including during any Subsequent Offering Period), the Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn as, if and when the Purchaser gives oral or written notice to the Depositary of the Purchaser’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from the Purchaser and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. If the Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to the Purchaser’s rights under the Offer, the Depositary may, nevertheless, on behalf of the Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein under Section 4—“Withdrawal Rights” and as otherwise required by Rule 14e-1(c) under the Exchange Act.

If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates evidencing unpurchased Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedure set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” such Shares will be credited to an account maintained at the Book-Entry Transfer Facility), as promptly as practicable following the expiration or termination of the Offer.

3. Procedures for Accepting the Offer and Tendering Shares.

Valid Tenders.    In order for a stockholder validly to tender Shares pursuant to the Offer, either (i) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an

Agent’s Message in lieu of the Letter of Transmittal) and any other documents required by the Letter of Transmittal must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and either (A) the Share Certificates evidencing tendered Shares must be received by the Depositary at such address or (B) such Shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depositary, in each case prior to the Expiration Date (except with respect to any Subsequent Offering Period, if one is provided), or (ii) the tendering stockholder must comply with the guaranteed delivery procedures described below under “Guaranteed Delivery.”

Book-Entry Transfer.    The Depositary will establish an account with respect to the Shares at the Book-Entry Transfer Facility for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make a book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary’s account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at the Book-Entry Transfer Facility, either the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date (except with respect to any Subsequent Offering Period, if one is provided), or the tendering stockholder must comply with the guaranteed delivery procedure described below. Delivery of documents to the Book-Entry Transfer Facility does not constitute delivery to the Depositary.

For Shares to be validly tendered during any Subsequent Offering Period, the tendering stockholder must comply with the foregoing procedures, except that required documents and certificates must be received during a Subsequent Offering Period.

Signature Guarantees.    No signature guarantee is required on the Letter of Transmittal (i) if the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section 3, includes any participant in the Book-Entry Transfer Facility’s systems whose name appears on a security position listing as the owner of the Shares) of the Shares tendered therewith, unless such holder has completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” on the Letter of Transmittal or (ii) if the Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a participant in the Security Transfer Agents Medallion Program or any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 of the Exchange Act (each an “Eligible Institution” and collectively “Eligible Institutions”). In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal. If a Share Certificate is registered in the name of a person or persons other than the signer of the Letter of Transmittal, or if payment is to be made or delivered to, or a Share Certificate not accepted for payment or not tendered is to be issued in, the name(s) of a person other than the registered holder(s), then the Share Certificate must be endorsed or accompanied by appropriate duly executed stock powers, in either case signed exactly as the name(s) of the registered holder(s) appear on the Share Certificate, with the signature(s) on such Share Certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

Guaranteed Delivery.    If a stockholder desires to tender Shares pursuant to the Offer and the Share certificates evidencing such stockholder’s Shares are not immediately available or such stockholder cannot deliver the Share Certificates and all other required documents to the Depositary prior to the Expiration Date, or such stockholder cannot complete the procedure for delivery by book-

entry transfer on a timely basis, such Shares may nevertheless be tendered, provided that all of the following conditions are satisfied:

•	such tender is made by or through an Eligible Institution;

•

a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form made available by the Purchaser, is received prior to the Expiration Date by the Depositary as provided below; and

•

the Share Certificates (or a Book-Entry Confirmation) evidencing all tendered Shares, in proper form for transfer, in each case together with the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message), and any other documents required by the Letter of Transmittal are received by the Depositary within three Nasdaq Global Select Market trading days after the date of execution of such Notice of Guaranteed Delivery.

The Notice of Guaranteed Delivery may be delivered by hand or transmitted by manually signed facsimile transmission or mailed to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the form of Notice of Guaranteed Delivery made available by the Purchaser.

Notwithstanding any other provision of this Offer, payment for Shares accepted pursuant to the Offer will in all cases only be made after timely receipt by the Depositary of (i) certificates evidencing such Shares or a Book-Entry Confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedures set forth in this Section 3, (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

The method of delivery of Share Certificates, the Letter of Transmittal and all other required documents, including delivery through the Book-Entry Transfer Facility, is at the option and risk of the tendering stockholder, and the delivery will be deemed made only when actually received by the Depositary (including, in the case of a book-entry transfer, receipt of a Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder’s acceptance of the Offer, as well as the tendering stockholder’s representation and warranty that such stockholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal. The Purchaser’s acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and the Purchaser upon the terms and subject to the conditions of the Offer.

Determination of Validity.    All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by the Purchaser, in its sole discretion, which determination shall be final and binding on all parties. The Purchaser reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of which may, in the opinion of the Purchaser, be unlawful. The Purchaser also reserves the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived to the satisfaction of the Purchaser. None of the Purchaser, the Depositary, the Dealer Manager, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. The Purchaser’s interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding.

Appointment.    By executing the Letter of Transmittal, the tendering stockholder will irrevocably appoint designees of the Purchaser as such stockholder’s proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by the Purchaser and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares. All such powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, the Purchaser accepts for payment Shares tendered by such stockholder as provided herein. Upon such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such stockholder (and, if given, will not be deemed effective). The designees of the Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including, without limitation, in respect of any annual, special or adjourned meeting of Seller’s stockholders, actions by written consent in lieu of any such meeting or otherwise, as they in their sole discretion deem proper. The Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon the Purchaser’s acceptance for payment of such Shares, the Purchaser must be able to exercise full voting, consent and other rights with respect to such Shares and other related securities or rights, including voting at any meeting of stockholders.

Backup Withholding.    Under the “backup withholding” provisions of United States federal income tax law, the Depositary may be required to withhold and pay over to the Internal Revenue Service a portion of the amount of any payments pursuant to the Offer. In order to prevent backup federal income tax withholding with respect to payments to certain stockholders of the Offer Price for Shares purchased pursuant to the Offer, each such stockholder must provide the Depositary with such stockholder’s correct taxpayer identification number (“TIN”) and certify that such stockholder is not subject to backup withholding by completing the Substitute Form W-9 in the Letter of Transmittal. Certain stockholders (including, among others, all corporations and certain foreign individuals and entities) may not be subject to backup withholding. If a stockholder does not provide its correct TIN or fails to provide the certifications described above, the Internal Revenue Service may impose a penalty on the stockholder and payment to the stockholder pursuant to the Offer may be subject to backup withholding. All stockholders surrendering Shares pursuant to the Offer who are U.S. persons (as defined for U.S. federal income tax purposes) should complete and sign the Substitute Form W-9 included in the Letter of Transmittal to provide the information necessary to avoid backup withholding. Foreign stockholders should complete and sign the appropriate Form W-8 (a copy of which may be obtained from the Depositary) in order to avoid backup withholding. Such stockholders should consult a tax advisor to determine which Form W-8 is appropriate. See Instruction 8 of the Letter of Transmittal.

4. Withdrawal Rights.

Except as otherwise provided in this Section 4, tenders of Shares made pursuant to the Offer are irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment by the Purchaser pursuant to the Offer, may also be withdrawn at any time after June 3, 2007.

For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share certificates, the serial numbers shown on such Share certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares.

If the Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to the Purchaser’s rights under the Offer, the Depositary may, nevertheless, on behalf of the Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein.

Withdrawals of Shares may not be rescinded. Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by again following one of the procedures described in Section 3—“Procedures for Accepting the Offer and Tendering Shares” at any time prior to the Expiration Date or during a Subsequent Offering Period, if any.

No withdrawal rights will apply to Shares tendered into a Subsequent Offering Period and no withdrawal rights apply during a Subsequent Offering Period with respect to Shares tendered in the Offer and accepted for payment. See Section 1—“Terms of the Offer.”

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by the Purchaser, in its sole discretion, whose determination will be final and binding. None of the Purchaser, the Depositary, the Dealer Manager, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5. Certain United States Federal Income Tax Consequences.

The following is a summary of certain United States federal income tax consequences of the Offer and the Merger to stockholders of Seller whose Shares are tendered and accepted for payment pursuant to the Offer or whose Shares are converted into the right to receive cash in the Merger. The discussion is for general information only and does not purport to consider all aspects of United States federal income taxation that might be relevant to stockholders of Seller. The discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing, proposed and temporary regulations thereunder and administrative and judicial interpretations thereof, all of which are subject to change, possibly with a retroactive effect. The discussion applies only to stockholders of Seller in whose hands Shares are capital assets within the meaning of Section 1221 of the Code. This discussion does not apply to Shares received pursuant to the exercise of employee stock options or otherwise as compensation, or to certain types of stockholders (such as insurance companies, tax-exempt organizations, financial institutions and broker-dealers) who may be subject to special rules. This discussion does not discuss the United States federal income tax consequences to any stockholder of Seller who, for United States federal income tax purposes, is a nonresident alien individual, a foreign corporation, a foreign partnership or a foreign estate or trust, nor does it consider the effect of any foreign, state or local tax laws.

Because individual circumstances may differ, each stockholder should consult its, his or her own tax advisor to determine the applicability of the rules discussed below and the particular tax effects of the Offer and the Merger on a beneficial holder of Shares, including the application and effect of the alternative minimum tax and any state, local and foreign tax laws and of changes in such laws.

The exchange of Shares for cash pursuant to the Offer or the Merger will be a taxable transaction for United States federal income tax purposes. In general, a stockholder who sells Shares pursuant to the Offer or receives cash in exchange for Shares pursuant to the Merger will recognize gain or loss for United States federal income tax purposes in an amount equal to the difference, if any, between the amount of cash received and the stockholder’s adjusted tax basis in the Shares sold pursuant to the Offer or exchanged for cash pursuant to the Merger. Gain or loss will be determined separately for each block of Shares (that is, Shares acquired at the same cost in a single transaction) tendered pursuant to the Offer or exchanged for cash pursuant to the Merger. Such gain or loss will be long-term capital gain or loss provided that a stockholder’s holding period for such Shares is more than one year at the time of consummation of the Offer or the Merger, as the case may be. Capital gains recognized by an individual upon a disposition of a Share that has been held for more than one year generally will be subject to a maximum United States federal income tax rate of 15%. In the case of a Share that has been held for one year or less, such capital gains generally will be subject to tax at ordinary income tax rates. Certain limitations apply to the use of a stockholder’s capital losses.

A stockholder whose Shares are purchased in the Offer or exchanged for cash pursuant to the Merger may be subject to backup withholding unless certain information is provided to the Depositary or an exemption applies. See Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

6. Price Range of Shares; Dividends.

The Shares trade on the Nasdaq Global Select Market (“Nasdaq”) under the symbol “GISX.” The following table sets forth, for the periods indicated, the high and low sale prices per Share for the periods indicated. Share prices are as reported on Nasdaq based on published financial sources.

	High		Low

Year Ending March 31, 2006
First Quarter	$37.04		$29.08
Second Quarter	35.29		31.07
Third Quarter	38.08		32.60
Fourth Quarter	38.00		33.99

Fiscal Year Ending March 31, 2007(1)
First Quarter	$42.48		$36.05
Second Quarter	22.62	(1)	19.71	(1)
Third Quarter	23.69	(1)	20.64	(1)
Fourth Quarter (through March 30, 2007)	22.30	(1)	18.27	(1)

(1)	On August 15, 2006, Seller paid a stock dividend equal to one share of Seller common stock for each share of Seller common stock outstanding. The price per Share reflected is the price per Share, after giving effect to the stock dividend.

On March 30, 2007, the last full day of trading before the public announcement of the execution of the Merger Agreement, the closing price of the Shares on Nasdaq was $19.50 per Share. On April 2, 2007, the second to last full day of trading before the commencement of the Offer, the closing price of the Shares on Nasdaq was $28.64 per Share. Seller has never declared nor paid any cash dividends on the Shares.

Stockholders are urged to obtain a current market quotation for the Shares.

7. Certain Information Concerning Seller.

General.    Seller is a Delaware corporation with its principal executive offices located at 3820 Northdale Boulevard, Suite 200A, Tampa, Florida 33624. The telephone number for Seller is (813) 960-5508. The following description of Seller and its business is qualified in its entirety by reference to Seller’s Annual Report on Form 10-K for the fiscal year ended March 31, 2006. Seller provides office technology solutions to middle market businesses. Seller sells and provides contract services for automated office equipment, network integration solutions and electronic presentation systems. Its automated office equipment products include digital black and white copiers, multifunction products, color copiers, business color copiers, duplicators, facsimile equipment, printers and scanners. Seller markets, designs, installs, services, and supports computer networks and related equipment, which include network design, network installation, network software and hardware, technical and network support contracts, Internet services, wireless network systems, enterprise storage solutions, document management systems, Internet protocol communications and security solutions. Its electronic presentation systems include data and video projectors, interactive whiteboards, video conferencing systems, audio/visual equipment, related supply and service contracts, and control systems. Seller offers its products and services to manufacturing, distribution, financial services, healthcare and retail industries, as well as educational institutions, local and state governments, and not-for-profit organizations from a network of approximately 180 locations in 32 states and the District of Columbia.

Available Information.    The Shares are registered under the Exchange Act. Accordingly, Seller is subject to the information reporting requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Such reports, proxy statements and other information can be inspected and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549-0213. Information regarding the public reference facilities may be obtained from the SEC by telephoning 1-800-SEC-0330. Seller’s filings are also available to the public on the SEC’s internet site (http://www.sec.gov). Copies of such materials may also be obtained by mail from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549-0213 at prescribed rates.

Summary Financial Information.    Set forth below is certain summary financial information for Seller and its consolidated subsidiaries excerpted from Seller’s Annual Report on Form 10-K for the fiscal year ended March 31, 2006 and its Quarterly Reports on Form 10-Q for the quarterly periods ended December 31, 2006 and December 31, 2005. More comprehensive financial information is included in such reports and other documents filed by Seller with the SEC, and the following summary is qualified in its entirety by reference to such reports and other documents and all of the financial information and notes contained therein. Copies of such reports and other documents may be examined at or obtained from the SEC in the manner set forth above.

	Nine Months Ended December 31,				Year Ended March 31,
	2006		2005		2006	2005
	(in thousands, except per share amounts)
Operating Data
Total revenues	$828,198		$761,984		$1,030,584	$926,450
Income from operations	92,548		84,777		114,070	105,440
Net income	51,078		46,011		61,900	56,971
Earnings per common share:
Basic	1.02	(1)	1.00	(1)	2.68	2.48
Diluted	0.99	(1)	0.91	(1)	2.45	2.26

(1)      On August 15, 2006, Seller paid a stock dividend equal to one share of Seller common stock for each share of Seller common stock outstanding. Figures are calculated based on the number of outstanding shares of Seller common stock, after giving effect to the stock dividend.

	December 31,				March 31,
	2006		2005		2006	2005
	(in thousands)
Balance Sheet Data
Total assets	$898,050		$847,461		$884,657	$816,917
Total liabilities	376,830		425,827		443,439	429,474
Stockholder’s equity	521,220		422,174		441,218	387,443

Financial Forecasts. Seller’s management from time to time has prepared internal financial forecasts regarding its anticipated future operations for subsequent fiscal years. Seller provided certain of these updated internal forecasts to Parent and the Purchaser, including the two scenarios of Seller’s forecasts for the 2007 through 2012 fiscal years set forth below.

The internal financial forecasts prepared by Seller’s management reflected projected information, a summary of which is set forth below. The projections should be read together with the historical financial statements of Seller which may be obtained in the manner described above under “Available Information.”

SELLER PROJECTED FINANCIAL INFORMATION

(in millions)

	Fiscal Year Ended March 31
	2007	2008	2009	2010	2011	2012
Revenue(1)	$1,146	$1,240	$1,306	$1,381	$1,463	$1,549
EBITDA(1)	$150.1	$165.3	$177.4	$190.3	$204.7	$216.2

(1)	Assumes no acquisitions after March 31, 2007.

	Fiscal Year Ended March 31
	2007	2008	2009	2010	2011	2012
Revenue(2)	$1,146	$1,271	$1,410	$1,559	$1,718	$1,884
EBITDA(2)	$150.1	$171.6	$194.2	$218.3	$243.5	$265.8

(2)	Assumes acquisitions consistent with historical levels.

The internal financial forecasts were not prepared with a view toward public disclosure, and stockholders should not unduly rely on such forecasts. The summary of these forecasts is not being included in this Offer to Purchase to influence your decision whether to tender your shares in the Offer, but because these forecasts were made available by Seller to Parent and the Purchaser. These forecasts were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of Seller’s management. Important factors that may affect actual results and result in the forecast results not being achieved include, but are not limited to, actions of competitors; changes and developments affecting Seller’s industry; quarterly or cyclical variations in financial results; development of new products and services; Seller’s ability to maintain and improve cost efficiency of operations; changes in economic and political conditions in the countries in which Seller does business; reliance on third parties for manufacturing of products and provision of services; and other risks that are set forth in the “Risk Factors” section, the “Legal Proceedings” section, the “Management’s Discussion and Analysis of Results of Operations and Financial Condition” section and other sections of Seller’s 2006 Form 10-K. In addition, the forecasts may be affected by Seller’s ability to achieve strategic goals, objectives and targets over the applicable period. These assumptions necessarily involve judgments with respect to, among other things, future economic, competitive and regulatory conditions and financial market conditions, all of which are difficult or impossible to predict accurately and many of which are beyond Seller’s control. The forecasts also reflects assumptions as to certain business decisions that are subject to change. Accordingly, actual results are likely to vary significantly from those set forth in these forecasts. In addition, these forecasts were not prepared with a view toward compliance with published guidelines of the Commission, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or generally accepted accounting principles. None of Seller, the board of directors of Seller, Seller’s advisors, agents, representatives, or independent consultants and none of Parent, the Purchaser and any of their boards of directors, advisors, agents, representatives or independent consultants can give you any assurance that actual results will not differ from these forecasts, nor do they assume any obligation to update or revise these forecasts. None of Seller, Parent and the Purchaser intends to make publicly available any update or other revisions to any of the forecasts to reflect circumstances existing after the date of preparation of the forecasts or the occurrence of unanticipated events, even if experience or future changes in assumed conditions make it clear that the forecasts are inaccurate. The inclusion of the summary of these forecasts in this Offer to Purchase should not be regarded as a representation by Seller, Parent, the Purchaser or any other person that forecasted results will be achieved.

The projected financial information included in this Offer to Purchase was prepared by Seller’s management. Seller’s independent accountants have neither examined nor compiled the accompanying prospective financial information and, accordingly, Seller’s independent accountants have not expressed an opinion or any other form of assurance with respect thereto.

Except as otherwise set forth herein, the information concerning Seller contained in this Offer to Purchase has been furnished by Seller or taken from or based upon publicly available documents and records on file with the Commission and other public sources. Although we have no knowledge that any such information contains any misstatements or omissions, none of Parent, the Purchaser, and any of their affiliates or assigns, the Dealer Manager, the Information Agent or the Depositary assumes responsibility for the accuracy or completeness of the information concerning Seller contained in such documents and records or for any failure by Seller to disclose events which may have occurred or may affect the significance or accuracy of any such information.

8. Certain Information Concerning Parent and the Purchaser.

General.    Parent is a New York corporation with its principal executive offices located at P.O. Box 1600, 800 Long Ridge Road, Stamford, Connecticut 06904. The telephone number of Parent is (203) 968-3000. Parent engages in the development, manufacture, marketing, servicing, and financing of document equipment, software, solutions and services worldwide. It offers digital monochrome and color systems for customers in the graphic communications industry and enterprises, as well as various pre-press and post-press options. Parent also provides office systems and services, including monochrome devices and color devices, color devices with an embedded controller, including a family of CopyCentre, WorkCentre, and WorkCentre pro digital multifunction systems, DocuColor printer/copiers, color laser, light emitting diode, solid ink and monochrome laser desktop printers, digital copiers, and light-lens copiers and facsimile products. In addition, Parent provides paper sales, wide format systems, small office/home office, Xerox technology enterprises and value-added services. It serves large, medium and small sized commercial customers, as well as government, education and other public sector customers. Parent markets its products through a direct sales force, as well as through a network of independent agents, dealers, value-added resellers and systems integrators. Parent was founded in 1906 as The Haloid Company and changed its name to Xerox Corporation in 1961.

The Purchaser is a Delaware corporation with its principal offices located at P.O. Box 1600, 800 Long Ridge Road, Stamford, Connecticut 06904. The telephone number of the Purchaser is (203) 968- 3000. The Purchaser is a wholly owned subsidiary of Parent. The Purchaser was formed for the purpose of making a tender offer for all of the common stock of Seller and has not engaged, and does not expect to engage, in any business other than in connection with the Offer and the Merger.

The name, citizenship, business address, business phone number, present principal occupation or employment and past material occupation, positions, offices or employment for at least the last five years for each director and the name, citizenship, business address, business phone number, present principal occupation or employment and past material occupation, positions, offices or employment for at least the past five years of each of the executive officers of Parent and the Purchaser and certain other information are set forth in Schedule I hereto.

Except as described in this Offer to Purchase and in Schedule I hereto, (i) none of Parent, the Purchaser or, to the best knowledge of Parent and the Purchaser, any of the persons listed in Schedule I to this Offer to Purchase or any associate or majority-owned subsidiary of Parent or the Purchaser or any of the persons so listed beneficially owns or has any right to acquire, directly or indirectly, any Shares and (ii) none of Parent, the Purchaser or, to the best knowledge of Parent and the Purchaser, any of the persons or entities referred to above nor any director, executive officer or subsidiary of any of the foregoing has effected any transaction in the Shares during the past 60 days.

Except as provided in the Merger Agreement or as otherwise described in this Offer to Purchase, none of Parent, the Purchaser or, to the best knowledge of Parent and the Purchaser, any of the persons listed in Schedule I to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of Seller, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Except as set forth in this Offer to Purchase, none of Parent, the Purchaser or, to the best knowledge of Parent and the Purchaser, any of the persons listed on Schedule I hereto, has had any business relationship or transaction with Seller or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer. Except as set forth in this Offer to Purchase, there have been no contacts, negotiations or transactions between Parent or any of its subsidiaries or, to the best knowledge of Parent, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and Seller or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets during the past two years. None of the persons listed in Schedule I has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the persons listed in Schedule I has, during the past five years, been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Available Information. Pursuant to Rule 14d-3 under the Exchange Act, Parent and the Purchaser filed with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. Additionally, Parent is subject to the information reporting requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. The Schedule TO and the exhibits thereto, and such reports, proxy statements and other information, can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549 0213. Information regarding the public reference facilities may be obtained from the SEC by telephoning 1-800-SEC-0330. Parent filings are also available to the public on the SEC’s internet site (http://www.sec.gov). Copies of such materials may also be obtained by mail from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549 0212 at prescribed rates.

9. Source and Amount of Funds.

The Offer is not conditioned upon Parent’s or the Purchaser’s ability to finance the purchase of Shares pursuant to the Offer. Parent and the Purchaser estimate that the total amount of funds required to purchase all of the Shares pursuant to the Offer and consummate the Merger is approximately $1.5 billion, including related transaction fees and expenses. Parent will have sufficient funds to consummate the purchase of Shares in the Offer and the Merger and the other transactions described above, and will cause the Purchaser to have sufficient funds available to consummate such transactions. Parent expects to obtain the necessary funds from existing cash balances, borrowings under its existing revolving credit facility and/or the issuance of debt securities or the incurrence of indebtedness under bank credit facilities. No plans or arrangements have been made to finance or repay such borrowings or financings after the consummation of the transactions.

The Purchaser does not think its financial condition is relevant to the holders’ of Shares decision whether to tender Shares and accept the Offer because:

•	the Offer is being made for all outstanding Shares solely for cash;

•

the Purchaser, through its parent company, Parent, will have sufficient funds, lines of credit or other sources of funding immediately available to purchase all Shares validly tendered in the Offer and not properly withdrawn in light of Parent’s financial capacity in relation to the amount of consideration payable;

•	the Offer is not subject to any financing condition; and

•	if the Purchaser consummates the Offer, it expects to acquire any remaining Shares for the same cash price in the Merger.

Existing Revolving Credit Facility.    In April 2006, Parent entered into a $1.25 billion unsecured revolving credit facility (the “2006 Credit Facility”) with Citibank, N.A., as administrative agent, Citigroup Global Markets Inc. and J.P. Morgan Securities Inc., as joint lead arrangers and bookrunners, and other syndicated banks and financial institutions. The 2006 Credit Facility allows Parent to increase from time to time, with willing lenders, its overall size to $2.0 billion. The 2006 Credit Facility is available, without sublimit, to certain of Parent’s qualifying subsidiaries. Parent’s obligations under the 2006 Credit Facility are unsecured and are not guaranteed by any of its subsidiaries. However, if in the future any of Parent’s domestic subsidiaries guarantees any debt for money borrowed by Parent of more than $100 million, that subsidiary is required to guaranty Parent’s obligations under the 2006 Credit Facility. In the event that any of Parent’s subsidiaries borrows under the 2006 Credit Facility, its borrowings thereunder would be guaranteed by Parent. Borrowings under the 2006 Credit Facility bear interest at LIBOR plus a spread that will vary between 0.32% and 1.20% depending on Parent’s current credit ratings. In addition, Parent is required to pay a facility fee on the aggregate amount of the revolving credit facility.

The 2006 Credit Facility matures in April 2011, subject to Parent’s right to request a one-year extension on each of the first and second anniversaries of the facility. The 2006 Credit Facility contains various conditions to borrowing, and affirmative, negative and financial maintenance covenants. Certain of the more significant covenants are summarized below:

•	minimum interest coverage ratio (a quarterly test that is calculated as consolidated EBITDA divided by consolidated interest expense) may not be less than 3.00:1;

•	maximum leverage ratio (a quarterly test that is calculated as debt for borrowed money divided by consolidated EBITDA) ranging from 4.25 to 3.25 over the life of the facility; and

•

limitations on (i) liens of Parent and certain of its subsidiaries securing debt, (ii) certain fundamental changes to corporate structure, (iii) changes in nature of business and (iv) limitations on debt incurred by certain subsidiaries.

The 2006 Credit Facility also contains various events of default, the occurrence of which could result in a termination by the lenders and the acceleration of all Parent’s obligations under the facility. These events of default include, without limitation: (i) payment defaults, (ii) breaches of covenants under the facility (certain of which breaches do not have any grace period), (iii) cross-defaults and acceleration to certain of Parent’s other obligations and (iv) a change of control of Parent.

Issuance of Debt Securities.    In connection with the Offer, Parent may issue debt securities priced at market prices to fund the purchase of the Shares and related transaction fees and expenses. Any definitive documentation would contain terms and conditions customary for financings of this type.

10. Background of the Offer; Past Contacts or Negotiations with Seller.

In early November 2006, John E. McDermott contacted Seller’s Chief Executive Officer, Tom Johnson, to discuss a potential distribution relationship between Parent and Seller.

On January 5, 2007, representatives of Parent, Messrs. McDermott and James A. Firestone, and Seller met in Tampa, Florida to discuss opportunities for business collaboration. The primary focus was on the distribution of a portion of Parent’s product portfolio through Seller’s distribution network.

On January 8, 2007, Messrs. McDermott and Johnson spoke again by telephone. Mr. McDermott indicated that he and Parent’s Executive Vice President and Chief Financial Officer, Lawrence A. Zimmerman, were interested in having a conference call with Mr. Johnson to discuss potential strategic opportunities. As a result of this conversation, a subsequent call with Mr. Zimmerman was scheduled for January 19, 2007.

On January 19, 2007, Messrs. Johnson, McDermott and Zimmerman had a telephone conversation during which the potential acquisition of Seller by Parent was discussed. As a result of the telephone conversation, a meeting was set for January 30, 2007 between Messrs. Johnson and Zimmerman.

On January 30, 2007, Messrs. Zimmerman and McDermott met with Mr. Johnson in Tampa, Florida. Parent’s representatives and Mr. Johnson engaged in a discussion of industry trends and strategic fit. Mr. Johnson indicated that he would discuss the possibility of a potential acquisition with the Seller Board and his senior management team.

On February 15, 2007, in a meeting of the board of directors of Parent (the “Parent Board”), Mr. Zimmerman presented the case for the acquisition of Seller and was approved to have conversations with Seller regarding a potential acquisition. On that date, Seller and Parent executed a confidentiality agreement pursuant to which both companies agreed not to disclose certain information in connection with their evaluation of a transaction between the companies.

On February 23, 2007, representatives of Parent and Seller met to continue discussions regarding the potential transaction.

On March 2, 2007, in a meeting of the Parent Board, Mr. Zimmerman was authorized to enter into price negotiations with Seller.

On March 7, 2007, Messrs. Johnson and Zimmerman met for dinner and discussed the potential strategic combination of the two companies. During the course of that conversation, an offer with a premium range over the current stock price of 10% to 30% was made by Mr. Zimmerman. A discussion ensued regarding the price level at which the Seller Board would be willing to consider such a transaction and, after some discussion, Mr. Zimmerman indicated that he was prepared to support an offer of $28 per Share, subject to satisfactory completion of due diligence. Mr. Johnson indicated that a $28 per Share price was sufficient for him to take the offer to the Seller Board.

On March 8, 2007, members of Parent’s management team met in Tampa, Florida with senior Seller executives to create a framework for a potential acquisition of Seller by Parent. The management teams divided into functional workshops to discuss the potential issues that might arise in a business combination. These meetings included a review of Seller’s financial performance, a discussion of Parent’s product portfolio and Seller’s product needs, and a discussion of Seller’s customer base and channel profile. On this day, Anne M. Mulcahy, Parent’s Chairman and Chief Executive Officer, and Mr. Zimmerman met with Mr. Johnson and his senior management staff.

From March 9, 2007 through April 2, 2007, a series of due diligence meetings took place between employees of Seller and employees of Parent. Also from March 9, 2007 through April 2, 2007, a series of conference calls were held between Goldman, Sachs & Co., financial advisor to Parent, and Morgan Stanley & Co. Incorporated and Wachovia Capital Markets, LLC, financial advisors to Seller, regarding the financial performance and condition of Seller and valuation frameworks and perspectives.

On March 15, 2007, Morgan Stanley & Co. Incorporated and Wachovia Capital Markets, LLC informed Goldman, Sachs & Co. that the Seller Board had agreed not to accept the $28 per Share proposal and had instructed Mr. Johnson to seek a higher per Share price. On that same day, Goldman, Sachs & Co. informed Mr. Zimmerman of the Seller Board’s decision.

On March 18, 2007, Parent and Goldman, Sachs & Co. held a financial diligence telephone call with Seller.

On March 20, 2007, Morgan Stanley & Co. Incorporated and Wachovia Capital Markets, LLC provided Goldman, Sachs & Co. a current set of financial projections prepared by Seller.

Discussions among the investment bankers reached an impasse as no agreement on price could be reached. As a result of this apparent standstill, Messrs. Johnson and Zimmerman agreed to meet in Tampa, Florida on March 22, 2007.

On March 22, 2007, Messrs. Johnson and Zimmerman met in Tampa, Florida and concluded price discussions with a mutually agreed price of $29 per Share subject to completion of a definitive merger agreement and each company’s board of directors approval.

On March 23, 2007, Seller and its legal advisor, Goodwin Procter LLP, provided Parent and its legal advisor, Cravath, Swaine & Moore LLP (“Cravath”), with an initial draft of the Merger Agreement for their review and the companies’ legal advisors began negotiation of the Merger Agreement.

From March 23, 2007 through March 31, 2007, the management teams, financial advisors and legal advisors of Seller and Parent had frequent negotiations regarding the terms of the Merger Agreement and the related documents. During that period, a number of drafts of the Merger Agreement and related documentation were negotiated and exchanged between the parties. During this time period, Parent also commenced negotiations of retention letter agreements with certain key senior executives of Seller.

On March 29, 2007, Parent and Cravath provided certain key senior executives of Seller with initial drafts of the retention letter agreements. The terms of the agreements were negotiated through March 31, 2007, the day the agreements were executed by such executives.

On March 31, 2007, the Seller Board approved the $29 per Share price, determined that the Merger Agreement, the Offer and the Merger are advisable, and in the best interests of Seller and its stockholders, approved the Offer and the Merger in accordance with the DGCL, approved the Merger Agreement and recommended that Seller’s stockholders accept the Offer, tender their Shares into the Offer, and, if required by applicable law, adopt the Merger Agreement. In addition, Seller’s compensation committee approved each retention letter agreement presented to it.

On April 1, 2007, the Parent Board approved the $29 per Share price and approved the Merger Agreement.

Parent, Seller and the Purchaser executed the Merger Agreement on April 1, 2007.

On April 2, 2007, Parent and Seller issued a joint press release announcing the execution of the Merger Agreement. On April 4, 2007, the Purchaser commenced the Offer. During the pendency of the Offer, Parent and the Purchaser intend to have ongoing contacts with Seller and its directors, officers and stockholders.

11. The Merger Agreement.

The following summary description of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement itself, which we have filed as an exhibit to the Tender Offer Statement on Schedule TO that we have filed with the SEC, which you may examine and copy as set forth in Section 8 above. For a complete understanding of the Merger Agreement, you are encouraged to read the full text of the Merger Agreement.

The Offer.    The Merger Agreement provides for the commencement of the Offer on April 4, 2007 (or such later day as the Purchaser, Parent and Seller shall agree in writing). The obligations of the Purchaser to (and the obligations of Parent to cause the Purchaser to) accept for payment, and pay for, Shares tendered pursuant to the Offer are subject to the satisfaction of conditions that are described in Section 15—“Certain Conditions of the Offer.” The Purchaser expressly reserves the right to, in its sole discretion, waive, in whole or in part, any condition of the Offer or modify the terms of the Offer, except that, without the consent of Seller, the Purchaser shall not (i) decrease the Offer Price or change the form of consideration payable in the Offer, (ii) waive or amend the Minimum Condition, (iii) decrease the number of Shares sought to be purchased in the Offer, (iv) impose additional conditions to the Offer or (v) amend any other term of the Offer in any manner adverse to the holders of Seller’s common stock.

Notwithstanding the foregoing, so long as neither Seller nor Parent terminates the Merger Agreement in accordance with its terms, the Purchaser may (but is not required to) (i) extend the Offer for the minimum period required by any rule, regulation, interpretation or position of the SEC or the staff thereof applicable to the Offer, (ii) extend the Offer from time to time if on any then scheduled Expiration Date of the Offer any of the conditions to the Purchaser’s obligation to accept for payment and pay for the Shares are not satisfied or waived and (iii) provide a Subsequent Offering Period in accordance with Rule 14d-11 under the Exchange Act. In addition, so long as neither Seller nor Parent terminates the Merger Agreement in accordance with its terms, (i) if the waiting period under the HSR Act or under any applicable foreign statutes or regulations applicable to the Offer or the Merger shall have not expired or been terminated on any then scheduled Expiration Date of the Offer, the Purchaser must extend the Offer from time to time until the expiration or termination under the HSR Act or any other material applicable foreign statutes or regulations and (ii) if any of the conditions to the Purchaser’s obligation to accept for payment and pay for the Shares set forth in paragraph (a) or (b) of Section 15 (“Certain Conditions to the Offer”) shall have occurred and be continuing, the Purchaser must extend the Offer from time to time in consecutive increments of up to 5 business days each until the time such condition or conditions shall no longer exist or any of the matters described in such paragraph (a) or (b) shall have become final and non-appealable.

Top-Up Option.    Seller granted the Purchaser an irrevocable option, exercisable only on the terms and conditions set forth in the Merger Agreement, to purchase, at a price per Share equal to the Offer Price, newly issued Shares of Seller’s common stock in an amount up to the lowest number of Shares that, when added to the number of Shares that is then directly or indirectly owned by Parent or the Purchaser, constitutes one Share more than 90% of the Shares after the issuance of the new Shares sold to the Purchaser (determined on a fully diluted basis after giving effect to the conversion or exercise of all derivative securities regardless of the conversion or exercise price, the vesting schedule or other terms and conditions thereof), provided that this option shall not be exercisable for a number of Shares in excess of the Shares authorized and unissued at the time of the exercise of the option. This option is exercisable only once (i) at any time following the Acceptance Date (as defined below) and prior to the earlier to occur of (a) the Effective Time and (b) the termination of the Merger Agreement in accordance with its terms, and (ii) at such time as Parent and the Purchaser, directly or indirectly, own at least 85% of the Shares. The purchase price owed by the Purchaser to Seller for the newly issued Shares shall be paid to Seller (i) in cash, by wire transfer or cashier’s check or (ii) by issuance by the Purchaser to Seller of a promissory note on terms reasonably satisfactory to Seller.

The Merger.    The Merger Agreement provides that, at the Effective Time, the Purchaser will be merged with and into Seller with Seller being the surviving corporation (the “Surviving Corporation”). Following the Merger, the separate existence of the Purchaser will cease, and Seller will continue as the Surviving Corporation, wholly owned by Parent. The directors of the Purchaser immediately prior to the Effective Time will be the directors of the Surviving Corporation, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation. The officers of the Seller immediately prior to the Effective Time will be the officers of the Surviving Corporation, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.

Pursuant to the Merger Agreement, each Share outstanding at the Effective Time (other than (i) Shares owned by Seller, Parent or the Purchaser, which will be canceled and retired and will cease to exist and (ii) Shares owned by Seller stockholders who perfect their appraisal rights under the DGCL) will be converted into the right to receive the Offer Price paid in the Offer (the “Merger Consideration”).

Equity Awards.    The Merger Agreement provides that stock options and restricted stock with respect to Shares of Seller will be treated as follows:

•

each stock option will become fully exercisable and may be exercised before the Effective Time as set forth in the Seller’s stock plans. At the Effective Time, each stock option outstanding immediately prior to the Effective Time will be canceled and the holder will become entitled to receive a cash payment equal to the product of (i) the number of Shares subject to such stock option (and not previously exercised) and (ii) the excess, if any, of the Merger Consideration over the exercise price per Share of such stock option; and

•	each share of restricted stock outstanding immediately prior to the Effective Time will immediately vest and will be canceled and converted into the right to receive the Merger Consideration.

The Merger Agreement provides that all amounts payable with respect to the above equity awards will be subject to any required tax withholding and will be paid without interest.

The Merger Agreement provides that Seller shall ensure that following the Effective Time no holder of a stock option or restricted stock of the Seller (or former holder of a stock option or restricted stock of Seller) or any current or former participant in any stock plan, benefit plan or benefit agreement shall have any right thereunder to acquire any capital stock of the Seller, the Surviving Corporation or their subsidiaries or any other equity interest therein.

Representations and Warranties.    In the Merger Agreement, Seller has made customary representations and warranties to Parent and the Purchaser, including representations relating to: corporate organization, standing and corporate power; subsidiaries; Seller’s and its subsidiaries’ certificates of incorporation and bylaws; Seller’s capitalization; authority and noncontravention; consents and approvals; Seller’s financial statements; broker’s fees; absence of certain changes or events; legal proceedings; Seller’s SEC filings; absence of undisclosed liabilities; compliance with applicable laws and reporting requirements; taxes and tax returns; employee benefit programs; labor and employment matters; material contracts; properties; environmental, health and safety liability; takeover laws; intellectual property; insurance; the opinion of Seller’s financial advisors; information provided by Seller for inclusion in the Offer documents; the Schedule 14D-9; and transactions with certain persons.

In the Merger Agreement, Parent and the Purchaser have made customary representations and warranties to Seller, including representations relating to: corporate organization, standing and power of Parent and the Purchaser; authority and noncontravention; consents and approvals; broker’s fees; legal proceedings; available funds; compensation arrangements; and the Offer documents.

Operating Covenants.    The Merger Agreement provides that, from the date of the Merger Agreement to the Effective Time, except with Parent’s prior written consent or as specifically contemplated by the Merger Agreement (including in Seller’s letter), the business of Seller and its subsidiaries will be conducted in the ordinary course consistent with past practice and in compliance in all material respects with all applicable laws and regulations and Seller shall use reasonable best efforts to preserve substantially intact its business organizations and goodwill and keep available the services of its officers and employees and preserve the relationships with those persons having business dealings with Seller. In addition, between the date of the Merger Agreement and the Effective Time, Seller is subject to customary operating covenants and restrictions, including, but not limited to, restrictions relating to the amendment of its certificate of incorporation or bylaws; issuance, delivery, sale, pledge or encumbrance of stock; employee compensation, benefits and retirement plans; actions to fund or secure payment or vesting of compensation or benefits; accelerated vesting or payment of benefits; termination of employees; declaration or payment of dividends; redemption or repurchase of stock; sales of material assets or properties; entry into leases or subleases of real property; entry into or amendment of material contracts; entry into or amendment of certain contracts, including, but not limited to, procurement contracts; capital expenditures; acquisitions; write downs and write ups of Seller’s assets; indebtedness; changes to accounting methods or tax elections; adoption of a plan of complete or partial liquidation or dissolution; and formation of subsidiaries.

Rule 14d-10 Matters.    The Merger Agreement also provides for certain representations on the part of Seller relating to Rule 14d-10 of the Exchange Act and approvals that are to be made by the Seller’s compensation committee with respect to employment compensation, severance and other employee benefit plans entered into prior to the Acceptance Date.

Rule 16b-3 Actions.    The Merger Agreement provides that, promptly after execution of the Merger Agreement and prior to the Expiration Date, Seller shall take all such steps as may be required to cause any dispositions of Shares (including derivative securities with respect to Shares) resulting from the transactions contemplated by the Merger Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Seller to be exempt under Rule 16b-3 promulgated under the Exchange Act, to the extent permitted by applicable law.

Stockholders Meeting.    The Merger Agreement provides that Seller will, if the adoption of the Merger Agreement by Seller’s stockholders is required by applicable law in order to consummate the Merger, hold a meeting of its stockholders for the purpose of adopting the Merger Agreement.

No Solicitation Provisions.    The Merger Agreement contains provisions prohibiting (subject to certain exceptions as described below and in the Merger Agreement) each of Seller and its subsidiaries, as well as their respective directors, officers, employees, affiliates, agents, investment bankers, financial advisors, attorneys, accountants, brokers, finders, consultants or representatives (collectively, “Representatives”), from directly or indirectly:

•

soliciting, initiating, knowingly encouraging or knowingly facilitating (including by way of furnishing or disclosing nonpublic information or permitting access to personnel or facilities) any inquiries, proposals, or the making of any offers (including any offers to Seller’s stockholders) with respect to any Acquisition Proposal (as defined below);

•

participating in any discussions or negotiations with, or providing any information to, any person (other than Parent) with respect to, or that reasonably may be expected to lead to, an Acquisition Proposal;

•	entering into any agreement providing for an Acquisition Proposal; or

•	approving or recommending or consummating an Acquisition Proposal.

However, at any time prior to the Purchaser accepting for payment all Shares validly tendered prior to the Expiration Date (the “Acceptance Date”), Seller or its subsidiaries’ Representatives may furnish or cause to be furnished nonpublic information to, and negotiate or otherwise engage in discussions with, any person that has made, after the date of the Merger Agreement, a bona fide written unsolicited Acquisition Proposal if and only to the extent that (i) the Seller Board determines in good faith, after consultation with its financial advisor, that such Acquisition Proposal is, or is reasonably likely to lead to, a Superior Proposal (as defined below), (ii) prior to furnishing any nonpublic information, Seller enters into a confidentiality agreement with such person that contains confidentiality and other provisions that are substantially similar to and no less favorable than the confidentiality agreement between Parent and Seller and (iii) it did not result from a breach of the no solicitation provisions of the Merger Agreement.

The Merger Agreement also provides that, upon execution of the Merger Agreement, Seller must cease immediately and cause to be terminated any and all existing activities, discussions or negotiations with any parties conducted with respect to, or that may reasonably be expected to lead to, an Acquisition Proposal and promptly request that all confidential information with respect thereto furnished on behalf of Seller be returned or destroyed. In addition, Seller may not modify, amend or terminate, or waive, release or assign any material rights or claims with respect to, any confidentiality or standstill provision entered into with any third party.

The Merger Agreement also provides that Seller will notify Parent as promptly as practicable (but in any event within 24 hours) of the receipt, directly or indirectly, of any inquiries, discussions, negotiations, proposals or expressions of interest with respect to, or that may reasonably be expected to lead to, an Acquisition Proposal (including a copy of any Acquisition Proposal and a summary of the material terms and conditions thereof, including price, and the identity of the person or persons involved). In addition, after Seller has provided the notice described above, Seller (or its outside counsel) will (A) once, and not more than once, each day at mutually reasonably agreeable times, provide Parent (or its outside counsel), in person or by telephone, a summary of the progress of negotiations concerning any Acquisition Proposal and the material resolved or unresolved issues (including the positions of the parties to such negotiations on such issues) related thereto, including material amendments or proposed amendments as to price and other material terms of any such Acquisition Proposal and (B) Seller shall, promptly upon receipt or delivery thereof, provide Parent (or its outside counsel) with copies of all drafts and final versions (and any comments thereon) of agreements (including schedules and exhibits thereto) relating to any Acquisition Proposal exchanged between Seller or any of its Representatives, on the one hand, and the person making an Acquisition Proposal or any of its Representatives, on the other hand.

The Merger Agreement prohibits the Seller Board or any committee thereof from (i) withdrawing, qualifying or modifying in a manner adverse to Parent (or proposing publicly to do so) the recommendation or declaration of advisability by the Seller Board or any committee thereof regarding the Merger Agreement, the Offer or the Merger (the “Seller Recommendation”), or failing to reaffirm the Seller Recommendation within 5 business days following a request by Parent or recommending or proposing publicly to approve or recommend an Acquisition Proposal (any of the foregoing, including if effected by amendment to the Schedule 14D-9, an “Adverse Recommendation Change”), (ii) authorizing or permitting Seller or any of its subsidiaries to enter into any agreement relating to, or that would reasonably be expected to lead to, an Acquisition Proposal (other than a confidentiality agreement entered into in accordance with the no solicitation provisions) or (iii) approving any Acquisition Proposal or resolving or agreeing to do so. Notwithstanding the foregoing, at any time prior to the purchase of any Shares into the Offer, the Seller Board may make an Adverse Recommendation Change, so long as the Seller Board determines in good faith, after consultation with its outside legal counsel, that the failure to do so would be inconsistent with the directors’ fiduciary duties to Seller or the stockholders of Seller under applicable law, and provided that the Seller Board may only effect an Adverse Recommendation Change (1) at a time that is after the fourth business day following Parent’s receipt of a written notice (which notice will specify the material terms of any applicable Acquisition Proposal) from the Seller that the Seller Board will effect an Adverse Recommendation Change (an “Adverse Recommendation Change Notice”) and (2) if, at the end of such period, the Seller Board determines in good faith, after taking into account all amendments or revisions irrevocably committed to by Parent and after consultation with its financial advisors, that the Acquisition Proposal remains a Superior Proposal relative to the transactions contemplated by the Merger Agreement, as supplemented by any Counterproposal (as defined below) (an “Adverse Recommendation Change

Determination”). If the third party making the Acquisition Proposal modifies a material term of its proposal, the 4 business day period shall recommence. During any such 4 business day period, Parent will be entitled to deliver to Seller a counterproposal to the Acquisition Proposal (a “Counterproposal”) and Seller will in good faith negotiate the Counterproposal with Parent. If an Adverse Recommendation Change Determination is not made at the end of such 4 business day period, the Adverse Recommendation Change Notice shall be deemed withdrawn. If the Seller Board makes an Adverse Recommendation Change in favor of a Superior Proposal at the end of such 4 business day period, Seller, Parent and the Purchaser have agreed that, subject to compliance with the Merger Agreement and in order to enable the Seller Board to be sufficiently comfortable that the Superior Proposal resulting in such Adverse Recommendation Change will remain available to Seller when and if the Merger Agreement is terminated, Seller may enter into a binding agreement with the person making such Superior Proposal, which agreement (x) may provide that such person is obligated, on behalf of Seller, to make the payment required to be made by Seller pursuant to the provisions of the Merger Agreement upon the termination of the Merger Agreement and (y) may attach as an exhibit thereto a fully negotiated and executed agreement and plan of merger (a “Conditional Merger Agreement”) relating to such Superior Proposal providing that such Conditional Merger Agreement is binding on Seller and the person making such Superior Proposal at that time, but will only become effective on and after (and in no event before) both the (i) termination of the Merger Agreement in accordance with its terms and (ii) the payment by such person of the fee required to be paid under the Merger Agreement on behalf of Seller to Parent. Seller, Parent and the Purchaser have further agreed that in the circumstances described in the immediately preceding sentence, until the termination of the Merger Agreement in accordance with its terms, (1) in no event may Seller make any SEC or other regulatory filings in connection with the transactions contemplated by such letter agreement and Conditional Merger Agreement until the termination of the Merger Agreement except as required by law or permitted under the Merger Agreement and (2) Seller shall otherwise remain subject to all of its obligations under the Merger Agreement.

The Merger Agreement does not prohibit Seller from complying with Rule 14e-2 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act with regard to an Acquisition Proposal if, in the good faith judgment of the Seller Board, after consultation with its outside counsel, doing so would be inconsistent with its obligations under applicable laws. Any such disclosure made in order to so comply may constitute an Adverse Recommendation Change under the Merger Agreement. Seller must provide Parent with a copy of the text of any disclosure proposed to be made in order to so comply at the earliest reasonably practicable time in advance of such disclosure.

As used in the Merger Agreement, an “Acquisition Proposal” is any proposal or offer for a direct or indirect (i) merger, tender offer, exchange offer, binding share exchange, recapitalization, reorganization, liquidation, dissolution, business combination or consolidation, or any similar transaction, involving Seller or one or more subsidiaries thereof, (ii) sale, lease exchange, mortgage, pledge, transfer or other acquisition or assumption of 15% or more of the fair value of the assets of Seller and subsidiaries, taken as a whole, in one or a series of related transactions, or (iii) purchase, tender offer, exchange offer or other acquisition (including by way of merger, consolidation, share exchange or otherwise) of beneficial ownership (the term “beneficial ownership” has the meaning assigned thereto in Section 13(d) of the Exchange Act and the rules and regulations thereunder) of securities representing 15% or more of the voting power of Seller.

As used in the Merger Agreement, a “Superior Proposal” means any bona fide binding unsolicited written Acquisition Proposal made by any party (other than Parent and its subsidiaries) that did not result from a breach of the no solicitation provisions of the Merger Agreement, and that, if consummated, would result in such third party (or in the case of a direct merger between such third party and Seller, the stockholders of such third party) acquiring, directly or indirectly, more than 50% of the voting power of the Shares or all or substantially all the assets of Seller and its subsidiaries, taken as a whole, and that Seller Board determines in good faith, after consultation with its financial advisor, to be more favorable to Seller’s stockholders than the transactions contemplated by the Merger Agreement from a financial point of view, taking into account all financial, regulatory, legal and other aspects of such Acquisition Proposal, including the likelihood of consummation.

Employee Benefit Matters.    The Merger Agreement provides that, through December 31, 2007, Parent will cause the Surviving Corporation to maintain the compensation levels, including base salary, annual cash incentive opportunities (but not particular historic levels of achievement), retirement, health and welfare benefits, but not any stock-based benefits, for the employees of the Seller who remain employed after the Effective Time at levels which are, in the aggregate, comparable to those in effect for such employees on the date that the Merger Agreement was entered into. Parent shall have sole discretion with respect to the determination as to whether or when to terminate, merge or continue any employee benefit plans and programs of the Seller; provided, however, that Parent shall continue to maintain the Seller’s 401(k) Retirement Plan and the Seller’s group welfare benefit plans until the employees of the Seller are permitted to participate in the corresponding similar plans of Parent or its subsidiaries. Continuing employees of the Surviving Corporation will be credited for service with Seller or its subsidiaries under certain employee benefit plans of Parent.

The Merger Agreement provides that no provision in the Merger Agreement shall create any third-party beneficiary rights in any employee or former employee (including any beneficiary or dependent thereof) of the Seller or any subsidiary of the Seller in any respect, including in respect of continued employment (or resumed employment) with Parent, the Surviving Corporation or any of Parent’s subsidiaries, and shall not create such rights in respect of any benefits that may be provided, directly or indirectly, under any benefit plan or agreement of Seller, or any employee program or any plan or arrangement of Parent or any of its subsidiaries.

Insurance and Indemnification.    The Merger Agreement provides that Parent agrees that any rights to indemnification or exculpation existing on the date of the Merger Agreement in favor of the directors or officers of Seller and its subsidiaries as provided in their respective organizational documents and any indemnification agreements as in effect on the date of the Merger Agreement, with respect to matters occurring at or prior to the Acceptance Date, shall survive the Merger and shall continue in full force and effect until the expiration of the applicable statute of limitations.

Seller agreed pursuant to the Merger Agreement that it will purchase a six year “tail” directors’ and officers’ liability insurance policy for Seller and its directors and officers in a form reasonably acceptable to Parent that provides such directors and officers with coverage for 6 years following the Effective Time of not less than the existing coverage and provides coverage on terms no less favorable than the coverage provided under Seller’s directors’ and officers’ liability insurance policy as in effect on the date of the Merger Agreement. However, the aggregate cost of this “tail” policy shall not exceed $1,522,500. Parent will, and will cause the Surviving Corporation to, maintain this “tail” policy in full force and effect, and continue to honor the obligations thereunder.

Obligations to Cause Merger to Occur.    The Merger Agreement requires each of the parties to use its reasonable best efforts to promptly (i) prepare and file all necessary documentation, to effect all applications, notices, petitions and filings as soon as reasonably practicable, to obtain as promptly as reasonably practicable all permits, consents, approvals, authorizations and clearances, including under the HSR Act, of all third parties and governmental authorities which are necessary or advisable to consummate the transactions contemplated by the Merger Agreement (including each of the Offer and the Merger), and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such third parties and governmental authorities, (ii) defend any lawsuits or other legal proceedings (other than those brought by a governmental authority) challenging the Merger Agreement or the consummation of the transactions contemplated by the Merger Agreement, and

(iii) execute and deliver any additional instruments necessary to consummate the transactions contemplated by the Merger Agreement. The Merger Agreement also requires each of the parties to use its reasonable best efforts to take, or cause to be taken, all other actions and do, or cause to be done, all other things necessary, proper or advisable to consummate and make effective the transactions contemplated by the Merger Agreement. However, in no event will Parent or the Purchaser be obligated to, and Seller and its subsidiaries will not, without the prior written consent of Parent, agree or proffer to divest or hold separate, or enter into any licensing or similar arrangement with respect to, any assets (whether tangible or intangible) or any portion of any business of Parent, Seller or any of their respective subsidiaries. In addition, in no event will Parent or any of its subsidiaries be obligated to litigate or participate in the litigation of any suit or proceeding seeking to (i) make illegal or otherwise prohibit or materially delay consummation of the Offer or the Merger, (ii) prohibit or limit the ownership or operation by Parent or the Purchaser or their subsidiaries of all or any portion of the business or assets of Seller or any of their respective subsidiaries or compel Parent or the Purchaser or their subsidiaries to dispose of or hold separately all or any portion of the business or assets of Parent or the Purchaser or Seller or any of their respective subsidiaries, or impose any limitation, restriction or prohibition on the ability of Parent or the Purchaser or their subsidiaries to conduct its business or own such assets, (iii) impose limitations on the ability of Parent or the Purchaser or their subsidiaries to acquire or exercise full rights of ownership of the shares of common stock of Seller, or (iv) require divestiture by Parent or the Purchaser or their subsidiaries of any shares of common stock of Seller.

The Merger Agreement also requires each of Seller and the Seller Board to, if any state takeover statute or similar statute or regulation is or becomes applicable to the Merger Agreement, the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement, take all actions necessary to ensure that the Offer, the Merger and the other transactions contemplated by the Merger Agreement may be consummated as promptly as reasonably practicable on the terms contemplated by the Offer and the Merger Agreement and otherwise to minimize the effect of such statute or regulation on the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement.

Seller has also agreed and acknowledged that, in connection with any filing or submission required, action to be taken or commitment to be made by Seller, Parent or any of their respective subsidiaries to consummate the transactions contemplated by the Merger Agreement, neither Seller nor any of its subsidiaries will, without Parent’s prior written consent, sell, divest, or dispose of any assets, commit to any sale, divestiture or disposal of businesses, product lines, or assets of Seller and its subsidiaries or take any other action or commit to take any action that would limit Seller’s, Parent’s or any of their respective subsidiaries’ freedom of action with respect to, or their ability to retain any of, their businesses, product lines or assets of Seller.

Directors.    The Merger Agreement provides that, following the acceptance for payment of, and the payment by Purchaser for, Shares representing at least a majority of the outstanding Shares pursuant to the Offer, Parent will be entitled to designate that number of directors of the Seller Board as will give the Purchaser, subject to compliance with Section 14(f) of the Exchange Act and Rule 14f-1 thereunder, pro rata representation on the Seller Board (based on the ratio of (i) the number of Shares that are so accepted for payment and paid for pursuant to the Offer plus the number of Shares owned by Parent, the Purchaser or any other subsidiary of Parent to (ii) the total number of Shares outstanding). Seller is obligated pursuant to the Merger Agreement to promptly take all action necessary to effect any such election or appointment, including (1) increasing the size of the Seller Board and (2) obtaining the resignation of such number of its current directors as is, in each case, necessary to enable such designees to be so elected or appointed to the Seller Board in compliance with applicable law. Notwithstanding anything to the contrary, prior to the Effective Time, the Seller Board shall always have at least two members who are not officers, directors, employees or designees of the Purchaser or any of its affiliates (“Purchaser Insiders”). If the number of directors who are not Purchaser Insiders is reduced below two prior to the Effective Time, the remaining director who is not a Purchaser Insider shall be entitled to designate a Person to fill such vacancy who is not a Purchaser Insider and who shall be a director not deemed to be a Purchaser Insider for all purposes of the Merger Agreement.

Conditions to the Merger.    The Merger Agreement provides that the respective obligations of each party to consummate the Merger are subject to the satisfaction at or before the Effective Time of the following conditions:

•	if required by law, the Merger Agreement shall have been adopted by the affirmative vote of the holders of a majority of the outstanding Shares;

•

all regulatory approvals required to consummate the transactions contemplated by the Merger Agreement shall have been obtained and shall remain in full force and effect and all statutory waiting periods applicable to the Offer or the Merger shall have expired or been terminated;

•

no order, injunction, judgment, ruling or decree issued by any court or agency of competent jurisdiction or any governmental authority or other legal restraint or prohibition preventing the consummation of the Merger shall be in effect;

•

no statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated, deemed applicable to the Merger or enforced by any governmental authority which prohibits, or makes illegal, consummation of the Merger; and

•	the Purchaser shall have accepted for payment and paid for Shares pursuant to the Offer in accordance with the terms thereof.

Termination.    The Merger Agreement may be terminated, and the transactions contemplated by the Merger Agreement may be abandoned, at any time prior to the Effective Time, notwithstanding the approval of the holders of Seller’s common stock:

•	by mutual written consent of Parent and Seller;

•

by Parent or Seller if (i) Purchaser fails to commence the Offer as provided in the Merger Agreement or (ii) Purchaser shall not have accepted for payment and paid for the Shares tendered pursuant to the Offer in accordance with the terms of the Merger Agreement and of the Offer, in the case of either (i) or (ii) above, on or before September 30, 2007 (the “Outside Date”); provided, however, that this termination right is not available to Seller if such failure to commence the Offer or accept for payment and pay for the Shares resulted from the breach of the Merger Agreement by Seller, and this termination right is not available to Parent if such failure to commence the Offer or accept for payment and pay for the Shares resulted from the breach of the Merger Agreement by Parent or the Purchaser;

•

by Parent or Seller if the Offer is terminated or withdrawn pursuant to its terms and the terms of the Merger Agreement without any Shares being purchased thereunder; provided, however, that this termination right is not available to a party if such termination or withdrawal resulted from such party’s breach of the Merger Agreement;

•

by Parent or Seller if any governmental authority of competent jurisdiction shall have issued a final and non-appealable order, decree, judgment, injunction or ruling or taken any other action enjoining, restraining or otherwise prohibiting the consummation of the transactions contemplated by the Merger Agreement; provided that the party seeking to terminate the Merger Agreement shall have used its reasonable best efforts to have such order, decree, judgment, injunction or ruling lifted if and to the extent required by the Merger Agreement;

•

by Parent (A) prior to the purchase of Shares pursuant to the Offer, in the event of a breach by Seller of any representation, warranty, covenant or other agreement contained in the Merger Agreement, or if a representation or warranty of Seller shall have become untrue, which situation in any case (1) would result in any of the events set forth in clauses (e) or (f) of Section 15 (“Certain Conditions of the Offer”) to occur and (2) has not been cured within 30 days following notice by Parent or, if the Outside Date is less than 30 days from the notice by Parent, has not been or cannot reasonably be expected to be cured by the Outside Date or (B) if any order, decree, judgment, injunction or ruling having the effects referred to in clauses (i) through (iv) of paragraph (a) in Section 15 (“Certain Conditions of the Offer”) shall have become final and nonappealable;

•

prior to the purchase of Shares pursuant to the Offer, by Seller, in the event of a breach by Parent or the Purchaser of any representation, warranty, covenant or other agreement contained in the Merger Agreement, or if a representation or warranty of Parent or the Purchaser shall have become untrue, which situation in any case (i) would result in any of the representations and warranties of Parent and the Purchaser set forth in the Merger Agreement not being true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” or similar terms set forth therein) except where the failure to be so true and correct does not have, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect (as defined below) or would result in a failure by Parent or the Purchaser to perform in all material respects its obligations and covenants required to be performed by it under the Merger Agreement and (ii) has not been cured within 30 days following notice by Seller or, if the Outside Date is less than 30 days from the notice by Seller, has not been or cannot reasonably be expected to be cured by the Outside Date;

•

prior to the purchase of Shares pursuant to the Offer, by Parent, if (i) the Seller Board shall have failed to publicly recommend to Seller’s stockholders that they tender their shares into the Offer and/or vote in favor of the approval and adoption of the Merger Agreement, (ii) an Adverse Recommendation Change Notice shall have been delivered, or the Seller Board shall have effected an Adverse Recommendation Change, (iii) the Seller Board shall have recommended that the stockholders accept or approve an Acquisition Proposal, or (iv) the Seller Board shall have resolved to do any of the foregoing;

•

prior to the purchase of Shares pursuant to the Offer, by Parent, if an Acquisition Proposal has been publicly announced or otherwise becomes publicly known and the Minimum Condition shall not have been satisfied (at a time when all other conditions to the Offer are satisfied or waived) by the close of business on the business day immediately preceding the Expiration Date; or

•

by Seller in the event that a Termination Trigger Date (as defined in the Merger Agreement) shall have occurred, (x) in the case of a Cash Superior Proposal (as defined below), after the second business day following such Termination Trigger Date or (y) in the case of a Non-Cash Superior Proposal (as defined below), after the third business day following such Termination Trigger Date, in each case unless the Minimum Condition shall have been satisfied at any time after such Termination Trigger Date and prior to such termination; provided, however, that Seller pays Parent the Termination Fee payable under the Merger Agreement prior to such termination.

As used in the Merger Agreement, a “Cash Superior Proposal” means a Superior Proposal in which all of the consideration to be received by the stockholders of Seller will be cash.

As used in the Merger Agreement, a “Non-Cash Superior Proposal” means any Superior Proposal other than a Cash Superior Proposal.

As used in the Merger Agreement, a “Parent Material Adverse Effect” means, with respect to Parent, an effect, event or change which would reasonably be expected to prevent or materially delay the consummation of the transactions contemplated by the Merger Agreement or prevent or materially impair or delay the ability of Parent to perform its obligations under the Merger Agreement.

Termination Fee. The Merger Agreement contemplates that a termination fee of $34,380,000 (the “Termination Fee”) will be payable by Seller to Parent under any of the following circumstances:

•

the Merger Agreement is terminated by Parent in the event that (i) the Seller Board has failed to publicly recommend to Seller’s stockholders that they tender their shares into the Offer and/or vote in favor of the approval and adoption of the Merger Agreement, (ii) an Adverse Recommendation Change Notice has been delivered, or the Seller Board has effected an Adverse Recommendation Change, (iii) the Seller Board has recommended that the stockholders accept or approve an Acquisition Proposal, or (iv) the Seller Board has resolved to do any of the foregoing.

•	the Merger Agreement is terminated by Seller in the event that a Termination Trigger Date shall have occurred.

•

the Merger Agreement is terminated by Parent after an Acquisition Proposal has been publicly announced or otherwise becomes publicly known and the Minimum Condition has not been satisfied (at a time when all other conditions to the Offer are satisfied or waived) by the close of business on the business day immediately preceding the Expiration Date and within 12 months following such termination, (i) Seller enters into a definitive agreement to engage in a transaction qualifying as an Acquisition Proposal (with all references to 15% in the definition thereof being treated as references to 40%) with any person other than Parent or any affiliate of Parent or (ii) Seller enters into a transaction qualifying as an Acquisition Proposal (with all references to 15% in the definition thereof being treated as references to 40%) with any person other than Parent or any affiliate of Parent.

Amendment. The Merger Agreement may be amended by the parties to the agreement at any time before or after approval of the matters presented in connection with the Merger to the stockholders of Seller; however, after any approval of the transactions contemplated by the Merger Agreement by the stockholders of Seller, no amendment of the Merger Agreement may be made which by law requires further approval by the stockholders of Seller without obtaining such approval.

Following the election or appointment of the designees of Parent to the Seller Board and prior to the Effective Time, (i) any amendment or termination of the Merger Agreement by Seller, any extension by Seller of the time for the performance of any of the obligations or other acts of Parent or the Purchaser or waiver of any of Seller’s rights or any of the obligations of Parent or the Purchaser under the Merger Agreement which in each case would be reasonably likely to have an adverse effect on the minority stockholders of Seller and (ii) any amendment, waiver or modification of section 1.3 or section 7.5 of the Merger Agreement, will require the consent of a majority of the directors of Seller then in office who are not Purchaser Insiders (or the approval of the sole director if there shall only be one director then in office who is not a Purchaser Insider).

12. Purpose of the Offer; Plans for Seller.

Purpose of the Offer.    The purpose of the Offer is to acquire control of, and the entire equity interest in, Seller. The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer or otherwise. If the Offer is successful, the Purchaser intends to consummate the Merger as promptly as practicable.

Statutory Requirements.    In general, under the DGCL, a merger of two Delaware corporations requires the adoption of a resolution by the board of directors of each of the corporations desiring to merge approving an agreement and plan of merger containing provisions with respect to certain statutorily specified matters and the adoption of such agreement by the stockholders of each corporation by the affirmative vote of the holders of at least a majority of all of the outstanding shares of stock entitled to vote on such matter, unless otherwise provided for in that corporation’s certificate of incorporation or in the case of a short-form merger as described in the next paragraph. Accordingly, except in the case of a short-form merger, the affirmative vote of Seller stockholders representing at least a majority of all outstanding Shares is required in order to adopt the Merger Agreement. Assuming that the Minimum Condition is satisfied, upon consummation of the Offer, the Purchaser would own Shares sufficient to enable it to satisfy the stockholder approval requirement to approve the Merger.

The DGCL also provides that if a parent corporation owns at least 90% of each class of the stock of a subsidiary, that corporation can effect a short-form merger with that subsidiary without the action of the other stockholders of the subsidiary. Accordingly, if as a result of the Offer or otherwise, the Purchaser acquires or controls at least 90% of the outstanding Shares, the Purchaser could, and intends to, effect the Merger without prior notice to, or any action by, any other Seller stockholder.

Plans for Seller.    Except as set forth in the Offer to Purchase, it is expected that, following the Merger, the business and operations of Seller will, except as set forth in this Offer to Purchase, be continued substantially as they are currently being conducted. Parent will continue to evaluate the business and operations of Seller during the pendency of the Offer and after the consummation of the Offer and the Merger and will take such actions as it deems appropriate under the circumstances then existing with a view to optimizing development of Seller’s potential in conjunction with Parent’s existing business.

Except as set forth in this Offer to Purchase, the Purchaser and Parent have no present plans or proposals that would relate to or result in (i) any extraordinary corporate transaction involving Seller or any of its subsidiaries (such as a merger, reorganization or liquidation), (ii) any purchase, sale or transfer of a material amount of assets of Seller or any of its subsidiaries, (iii) any change in the Seller Board or management of Seller, (iv) any material change in Seller’s present dividend rate or policy, or indebtedness or capitalization, or (v) any other material change in Seller’s corporate structure or business.

Appraisal Rights.    No appraisal rights are available in connection with the Offer. However, if the Merger is consummated, the Seller stockholders would have rights under Section 262 of the DGCL to dissent and demand appraisal of, and payment in cash of the fair value of, their Shares. Such rights, if the statutory procedures were complied with, could lead to a judicial determination of the fair value (excluding any element of value arising from the accomplishment or expectation of the Merger) required to be paid in cash to such dissenting holders for their Shares. Any such judicial determination of the fair value of Shares could be based upon considerations other than, or in addition to, the price paid in the Offer and the market value of the Shares, including asset values and the investment of the Shares.

The value so determined could be more or less than the purchase price per Share pursuant to the Offer or the consideration per Share to be paid in the Merger. If any Seller stockholder who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses his or her right to appraisal, as provided in the DGCL, each of the Shares of such holder will be converted into the Merger Consideration in accordance with the Merger Agreement. A Seller stockholder may withdraw his or her demand for appraisal by delivery to the Purchaser of a written withdrawal of his or her demand for appraisal. Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights.

The foregoing summary of the rights of dissenting stockholders under the DGCL does not purport to be a statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights under the DGCL. The exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL which will be set forth in their entirety in the information statement for the Merger, unless the Merger is effected as a short-form merger, in which case they will be set forth in the notice of merger.

Going Private Transactions.    The SEC has adopted Rule 13e-3 under the Exchange Act which is applicable to certain “going private” transactions and which may under certain circumstances be applicable to the Merger or another business combination following the purchase of Shares pursuant to the Offer in which the Purchaser seeks to acquire the remaining Shares not held by it. The Purchaser believes that Rule 13e-3 will not be applicable to the Merger because it is anticipated that the Merger will be effected within one year following the consummation of the Offer and, in the Merger, stockholders will receive the same price per Share as paid in the Offer.

13. Certain Effects of the Offer.

Market for the Shares.    The purchase of Shares pursuant to the Offer will reduce the number of holders of Shares and the number of Shares that might otherwise trade publicly, which could adversely affect the liquidity and market value of the remaining Shares held by stockholders other than the Purchaser. The Purchaser cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether such reduction would cause future market prices to be greater or less than the Offer Price.

Stock Quotation.    The Shares are quoted on Nasdaq. Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the requirements of Nasdaq for continued quotation on Nasdaq. The rules of Nasdaq establish certain criteria that, if not met, could lead to the discontinuance of quotation of the Shares from Nasdaq. Among such criteria are the number of stockholders, the number of shares publicly held and the aggregate market value of the shares publicly held. If, as a result of the purchase of Shares pursuant to the Offer or otherwise, the Shares no longer meet the requirements of Nasdaq for continued quotation and the quotation of the Shares is discontinued, the market for the Shares could be adversely affected.

It is possible that the Shares would be traded on other securities exchanges (with trades published by such exchanges), the Nasdaq SmallCap Market, the OTC Bulletin Board or in a local or regional over-the-counter market. The extent of the public market for the Shares would, however, depend upon the number of holders of Shares and the aggregate market value of the Shares remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration of the Shares under the Exchange Act, as described below, and other factors.

Margin Regulations.    The Shares are currently “margin securities” under the Regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares. Depending upon factors similar to those described above regarding the market for the Shares and stock quotations, it is possible that, following the Offer, the Shares would no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board and, therefore, could no longer be used as collateral for loans made by brokers.

Exchange Act Registration.    The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of Seller to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by Seller to its stockholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to Seller, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement pursuant to Section 14(a) of the Exchange Act in connection with stockholders’ meetings and the related requirement of furnishing an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions. Furthermore, the ability of “affiliates” of Seller and persons holding “restricted securities” of Seller to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended, may be impaired or eliminated. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be “margin securities” or be eligible for listing on Nasdaq. Parent and the Purchaser currently intend to seek to cause Seller to terminate the registration of the Shares under the Exchange Act as soon after consummation of the Offer as the requirements for termination of registration are met.

14. Dividends and Distributions.

The Merger Agreement provides that from the date of the Merger Agreement to the Effective Time, without the prior written approval of Parent, Seller will not, and will not allow its subsidiaries to, declare, set aside or pay any dividends or make any other distribution or payment (whether in cash, stock or other property) with respect to any shares of its capital stock or other equity or voting interests, other than dividends or distributions from a wholly owned subsidiary of Seller to another subsidiary of Seller.

15. Certain Conditions of the Offer.

For the purposes of this Section 15, capitalized terms used but not defined herein have the meanings set forth in the Merger Agreement. Notwithstanding any other provision of the Offer, the Purchaser will not be required to, and Parent will not be required to cause the Purchaser to, accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-l(c) under the Exchange Act (relating to the Purchaser’s obligation to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer), pay for any Shares tendered pursuant to the Offer and, subject to the terms of the Merger Agreement, may terminate or amend the Offer, if (i) the Minimum Condition has not been satisfied or (ii) any applicable waiting period or approval under the HSR Act or other applicable foreign statutes or regulations shall not have expired or been terminated or obtained prior to the Expiration Date. The term “Minimum Condition” means the number of Shares that have been validly tendered and not properly withdrawn prior to the expiration of the Offer, which when added to any Shares already owned by Parent or any of its controlled subsidiaries, represent at least a majority of the total number of outstanding Shares (determined on a fully diluted basis after giving effect to the conversion or exercise of all derivative securities regardless of the conversion or exercise price, the vesting schedule or other terms and conditions thereof).

In addition, notwithstanding any other provision of the Offer, the Purchaser will not be required to, and Parent will not be required to cause the Purchaser to, accept for payment or pay for any Shares tendered pursuant to the Offer and, subject to the terms of the Merger Agreement, may terminate or amend the Offer, if at any time on or after the date of the Merger Agreement and prior to the Acceptance Date, any of the following conditions exists:

(a)

there shall be any action taken, or any statute, rule, regulation, legislation, interpretation, judgment, order or injunction enacted, enforced, amended, issued, in effect or deemed applicable to the Offer, by any legislative body, court, government or governmental, administrative or regulatory authority or agency, domestic or foreign, other than the application of the waiting period provisions of the HSR Act to the Offer or to the Merger, the effect of which is to, or would reasonably be expected to, directly or indirectly: (i) make illegal or otherwise prohibit or materially delay consummation of the Offer or the Merger,

(ii) except to the extent required by the Merger Agreement, prohibit or limit the ownership or operation by Parent or the Purchaser or their subsidiaries of all or any portion of the business or assets of Seller or any of their respective subsidiaries or compel Parent or the Purchaser or their subsidiaries to dispose of or hold separately all or any portion of the business or assets of Parent or the Purchaser or Seller or any of their respective subsidiaries, or impose any limitation, restriction or prohibition on the ability of Parent or the Purchaser or their subsidiaries to conduct its business or own such assets, (iii) impose limitations on the ability of Parent or the Purchaser or their subsidiaries to acquire or exercise full rights of ownership of the shares of common stock of Seller, or (iv) require divestiture by Parent or the Purchaser or their subsidiaries of any shares of common stock of Seller;

(b)	there shall be (i) instituted or pending any action or proceeding (other than for breaches of fiduciary duties or failures to provide adequate disclosure in connection with the Merger Agreement and the transactions contemplated thereby) by any person (other than a governmental authority) with a reasonable likelihood of success that would reasonably be expected to result in, or (ii) instituted or pending any action or proceeding by any governmental authority seeking, or any governmental authority shall have informed the Purchaser or Seller or counsel therefor that it intends to commence any action or proceeding to seek, any of the consequences referred to in clauses (i) through (iv) of paragraph (a) above;

(c)	(i) at any time after an Adverse Recommendation Change Notice shall have been delivered unless such notice shall have been deemed withdrawn in accordance with the Merger Agreement or (ii) Seller shall have entered into, or publicly announced its intention to enter into, an Acquisition Agreement and such announcement shall not have been withdrawn and such Acquisition Agreement shall remain in effect;

(d)	Seller and the Purchaser and Parent shall have reached an agreement that the Offer or the Merger Agreement be terminated, or the Merger Agreement shall have been terminated in accordance with its terms;

(e)	(i) (A) any of the representations and warranties of Seller set forth in sections 5.1, 5.2, 5.3(a), 5.6, 5.13(k), 5.18 and 5.22 of the Merger Agreement that are qualified as to materiality shall not be true and correct, (B) any of the representations and warranties of Seller set forth in sections 5.1, 5.2, 5.3(a), 5.6, 5.13(k), 5.18 and 5.22 of the Merger Agreement that are not so qualified shall not be true and correct in all material respects or (C) the representation and warranty set forth in section 5.15(vi) of the Merger Agreement shall not be true and correct in all material respects; (ii) (A) any of the representations and warranties of Seller set forth in sections 5.5, 5.7, 5.8, 5.9, 5.10 and 5.11 of the Merger Agreement that are qualified as to materiality shall not be true and correct or (B) any of the representations and warranties of Seller set forth in sections 5.5, 5.7, 5.8, 5.9, 5.10 and 5.11 of the Merger Agreement that are not so qualified shall not be true and correct in all material respects, except to the extent that the facts or matters as to which such representations and warranties are not so true and correct are not or would not, individually or in the aggregate, reasonably be expected to be material to Seller and its subsidiaries, taken as a whole, or (iii) any representations and warranties of Seller set forth in the Merger Agreement (other than those listed in clauses (i) and (ii) above) shall not be true and correct, except to the extent that the facts or matters as to which such representations and warranties are not so true and correct (without giving effect to any qualifications and limitations as to “materiality” or “Seller Material Adverse Effect” set forth therein), individually or in the aggregate, have not had and would not reasonably be expected to have a Seller Material Adverse Effect, in each case for clauses (i), (ii) or (iii) above as of the date of the Merger Agreement and as of such time (except to the extent such representations and warranties relate to an earlier date, in which case as of such earlier date);

(f)	Seller shall have failed to perform in all material respects any obligation, agreement or covenant required to be performed by it under the Merger Agreement and such failure to perform shall not have been cured to the good faith satisfaction of Parent; or

(g)	there shall have occurred any change, event, effect or occurrence arising after the time of the Merger Agreement which has had or would reasonably be expected have, either individually or in the aggregate, a Seller Material Adverse Effect.

The foregoing conditions are in addition to, and not a limitation of the rights of Parent and the Purchaser to extend, terminate and/or modify the Offer pursuant to the terms and conditions of the Merger Agreement.

The foregoing conditions are for the benefit of Parent and the Purchaser and may be asserted by Parent or the Purchaser regardless of the circumstances giving rise to such condition or may be waived by the Purchaser and Parent in whole or in part at any time and from time to time, in their sole discretion (except for the Minimum Condition), in each case, subject to the terms of the Merger Agreement and the applicable rules and regulations of the SEC. The failure by Parent or the Purchaser at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right and each such right will be deemed an ongoing right that may be asserted at any time and from time to time.

As used in the Merger Agreement, a “Seller Material Adverse Effect” means, with respect to Seller, a change, event or effect (an “Effect”) that, individually or in the aggregate, has a material adverse effect on the business, operations, assets, liabilities, results of operations, or financial condition of Seller and its subsidiaries, taken as a whole, or which would reasonably be expected to prevent or materially delay the consummation of the transactions contemplated by the Merger Agreement or prevent or materially impair or delay the ability of Seller to perform its obligations under the Merger Agreement, other than (a) any Effect resulting from (i) general changes in the economy or financial markets of the United States or any other region outside of the United States to the extent they do not disproportionately affect Seller and its subsidiaries, taken as a whole, in relation to other companies in the industries in which Seller and its subsidiaries conduct business, (ii) changes in general legal, regulatory, political, economic or business conditions (including the commencement or escalation of a war or material armed hostilities, acts of terrorism, or the occurrence of natural disasters) that generally affect industries in which Seller and its subsidiaries conduct business to the extent they do not disproportionately affect Seller and its subsidiaries, taken as a whole, in relation to other companies in the industries in which Seller and its subsidiaries conduct business, (iii) changes in GAAP that generally affect industries in which Seller and its subsidiaries conduct business, (iv) the announcement of the Merger Agreement or pendency or consummation of the Offer or the Merger (except for any Effect resulting from the termination by any customer (other than a National Account Customer (as defined in the Merger Agreement)) of its relationship with Seller or any of its subsidiaries), (v) the identity of Parent, the Purchaser, or any of their affiliates as the acquiror of Seller (except for any Effect resulting from the termination by any customer (other than a National Account Customer) of its relationship with Seller or any of its subsidiaries), (vi) the termination by any National Account Customer of its relationship with Seller or any of its subsidiaries, (vii) the termination by employees of their employment with Seller or any of its subsidiaries or (viii) threatened or actual reduction, suspension or termination by any business equipment or other suppliers or vendors of their relationship with Seller or any of its subsidiaries, or (b) any decline in the market price, or change in trading volume, of the capital stock of Seller or any failure to meet internal or published projections, forecasts or revenue or earning predictions for any period (it being understood that the cause or causes underlying any such decline, change or failure may be deemed either alone or in combination with other events to constitute a Seller Material Adverse Effect).

16. Certain Legal Matters; Regulatory Approvals.

General.    The Purchaser is not aware of any pending legal proceeding relating to the Offer. Except as described in this Section 16, based on its examination of publicly available information filed by Seller with the SEC and other publicly available information concerning Seller, the Purchaser is not aware of any governmental license or regulatory permit that appears to be material to Seller’s business that might be adversely affected by the Purchaser’s acquisition of Shares as contemplated herein or of any approval or other action by any governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by the Purchaser or Parent as contemplated herein. Should any such approval or other action be required, the Purchaser currently contemplates that, except as described below under “State Takeover Statutes,” such approval or other action will be sought. While the Purchaser does not currently intend to delay acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that if such approvals were not obtained or such other actions were not taken, adverse consequences might not result to Seller’s business, any of which under certain conditions specified in the Merger Agreement could cause the Purchaser to elect to terminate the Offer without the purchase of Shares thereunder under certain conditions. See Section 15—“Certain Conditions of the Offer.”

State Takeover Statutes.    A number of states (including Delaware, where Seller is incorporated) have adopted laws that purport, to varying degrees, to apply to attempts to acquire corporations that are incorporated in, or that have substantial assets, stockholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in, such states. Seller, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted such laws. To the extent that these state takeover statutes purport to apply to the Offer or the Merger, we believe that those laws conflict with U.S. federal law and are an unconstitutional burden on interstate commerce. In Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquiror from voting shares of a target corporation without the prior approval of the remaining stockholders where, among other things, the corporation is incorporated in, and has a substantial number of stockholders in, the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a Federal District Court in Oklahoma ruled that the Oklahoma statutes were unconstitutional insofar as they apply to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a Federal District Court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit.

Section 203 of the DGCL prevents certain “business combinations” with an “interested stockholder” (generally, any person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the time such person became an interested stockholder, unless, among other things, prior to the time the interested stockholder became such, the board of directors of the corporation approved either the business combination or the transaction in which the interested stockholder became such. The Seller Board has irrevocably taken all necessary steps to render the restrictions of Section 203 of the DGCL inapplicable to the Offer, the Merger, the Merger Agreement and the transactions contemplated thereby.

The Purchaser is not aware of any other state takeover laws or regulations which are applicable to the Offer or the Merger and has not attempted to comply with any state takeover laws or regulations. If any government official or third party should seek to apply any state takeover law to the Offer or the Merger or other business combination between the Purchaser or any of its affiliates and Seller, the Purchaser will take such action as then appears desirable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. In the event it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, the Purchaser might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and the Purchaser might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger. In that case, we may not be obligated to accept for purchase, or pay for, any Shares tendered. See Section 15—“Certain Conditions of the Offer.”

United States Antitrust Compliance.    Under the HSR Act, and the related rules and regulations that have been issued by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated until certain information and documentary material has been furnished for review by the FTC and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. These requirements apply to the Purchaser’s acquisition of the Shares in the Offer and the Merger.

Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a 15-calendar day waiting period following the filing of certain required information and documentary material concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. Parent expects to file a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger on April 9, 2007, and, if so filed, the required waiting period with respect to the Offer and the Merger will expire at 11:59 p.m., New York City time, on or about April 24, 2007, unless earlier terminated by the FTC and the Antitrust Division, or Parent receives a request for additional information or documentary material prior to that time. If within the 15-calendar day waiting period either the FTC or the Antitrust Division requests additional information or documentary material from Parent, the waiting period with respect to the Offer and the Merger would be extended for an additional period of 10-calendar days following the date of Parent’s substantial compliance with that request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act rules. After that time, the waiting period may be extended only by court order. The FTC or the Antitrust Division may terminate the additional 10-calendar day waiting period before its expiration. In practice, complying with a request for additional information and documentary material can take a significant period of time.

The FTC and the Antitrust Division may scrutinize the legality under the antitrust laws of proposed transactions such as the Purchaser’s acquisition of Shares in the Offer and the Merger. At any time before or after the purchase of Shares by the Purchaser, the FTC or the Antitrust Division could take any action under the antitrust laws that it either considers necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares in the Offer and the Merger, the divestiture of Shares purchased in the Offer or the divestiture of substantial assets of Parent, Seller or any of their respective subsidiaries or affiliates. Private parties as well as state attorneys general also may bring legal actions under the antitrust laws under certain circumstances.

Other Foreign Laws.    Seller and Parent and certain of their respective subsidiaries conduct business in several foreign countries where regulatory filings or approvals may be required or desirable in connection with the consummation of the Offer or the Merger. Parent and Seller are analyzing the applicability of any such laws and currently intend to take such action as may be required or desirable.

If any such laws are applicable or any foreign governmental entity takes an action prior to the completion of the Offer, the Purchaser may not be obligated to accept for payment or pay for any Shares tendered. See Section 15—“Certain Conditions of the Offer.”

17. Fees and Expenses.

Goldman, Sachs & Co. is acting as Dealer Manager in connection with the Offer and has provided certain financial advisory services to Parent in connection with the proposed acquisition of Seller, for which services Goldman, Sachs & Co. will receive customary compensation. Parent and the Purchaser have agreed to reimburse Goldman, Sachs & Co. for reasonable fees and expenses, including reasonable fees and disbursements of Goldman, Sachs & Co.’s counsel, incurred in connection with Goldman, Sachs & Co.’s engagement, and to indemnify Goldman, Sachs & Co. and certain related parties against specified liabilities, including liabilities under the federal securities laws. In the ordinary course of Goldman, Sachs & Co.’s businesses, Goldman, Sachs & Co. and its affiliates may actively trade or hold securities or loans of Parent and Seller for Goldman, Sachs & Co.’s own accounts or for the accounts of customers and, accordingly, Goldman, Sachs & Co. or its affiliates may at any time hold long or short positions in these securities or loans.

Parent and the Purchaser have retained D.F. King & Co., Inc. to be the Information Agent and The Bank of New York to be the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telecopy, telegraph and personal interview and may request banks, brokers, dealers and other nominees to forward materials relating to the Offer to beneficial owners of Shares.

The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services in connection with the Offer, will be reimbursed for reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under federal securities laws.

Neither Parent nor the Purchaser will pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer. Banks, brokers, dealers and other nominees will, upon request, be reimbursed by the Purchaser for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers.

18. Miscellaneous.

The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Purchaser by the Dealer Manager or one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by the Purchaser.

No person has been authorized to give any information or to make any representation on behalf of Parent or the Purchaser not contained herein or in the Letter of Transmittal, and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer, bank, trust company, fiduciary or other person shall be deemed to be the agent of the Purchaser, the Depositary, the Dealer Manager or the Information Agent for the purpose of the Offer.

The Purchaser has filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 of the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. In addition, Seller has filed with the SEC a Schedule 14D-9, together with exhibits, pursuant to Rule 14d-9 under the Exchange Act, setting forth the recommendation of the Seller Board with respect to the Offer and the reasons for such recommendation and furnishing certain additional related information. A copy of such documents, and any amendments thereto, may be examined at, and copies may be obtained from, the SEC in the manner set forth under Section 7—“Certain Information Concerning Seller” above.

RG Acquisition I Corp.

April 4, 2007

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF PARENT AND THE PURCHASER

1. Directors and Executive Officers of Parent. The following table sets forth the name, present principal occupation or employment and past material occupations, positions, offices or employment for at least the past five years for each director and the name, present principal occupation or employment and material occupations, positions, offices or employment for at least the past five years for each executive officer of Parent. The current business address of each person is P.O. Box 1600, 800 Long Ridge Road, Stamford, Connecticut 06904 and the current phone number is (203) 968-3000. Unless otherwise indicated, each such person is a citizen of the United States of America.

Name and Address	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years

Glenn A. Britt

Director of Parent since 2004.

President and Chief Executive Officer, Time Warner Cable.

Joined Time Inc. in 1972. Elected Vice President of Time Inc. in 1986, Treasurer in 1986 and Vice President—Finance of Time Inc. in 1988. Became Senior Vice President and Treasurer of Time Warner Inc. and then President and CEO of Time Warner Cable Ventures. Appointed President of Time Warner Cable in 1999, Chairman and CEO in 2001, President and CEO in 2006. Member of the Audit and Corporate Governance Committees of Parent.

Ursula M. Burns

Director of Parent since 2007.

President, Xerox Corporation.

Joined Parent in 1980. Became the executive assistant to Paul A. Allaire (Parent’s then chairman and chief executive officer) in June 1991. From 1992 through 2000, Burns led several business teams, including the office color and fax business, office network copying business, and the departmental business unit. Named senior vice president, Corporate Strategic Services, in May 2000. Assumed the role of president, Business Group Operations, two years later.

Also serves on professional and community boards, including American Express Corp., Boston Scientific Corp., CASA (Center on Addiction and Substance Abuse at Columbia University), FIRST (For Inspiration and Recognition of Science and Technology), National Association of Manufacturers and the University of Rochester.

Richard J. Harrington

Director of Parent since 2004.

President and Chief Executive Officer, The Thomson Corporation.

Joined Thomson in 1982 and held a number of leadership positions including President and CEO of Thomson Newspapers: President and CEO of Thomson Professional Publishing; President and CEO of Mitchell International and President of Thomson & Thomson. Employed as a Certified Public Accountant for Arthur Young & Co for six years prior to joining Thomson. Chairman of the Audit Committee of Parent.

Also a director of The Thomson Corporation.

Name and Address	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years

William Curt Hunter

Director of Parent since 2004.

Dean and Distinguished Professor Finance, University of Connecticut School of Business.

Joined the Federal Reserve Bank of Chicago in 1995 and most recently held the position of Senior Vice President and Director of Research. Member of the Bank’s management committee, served as the Bank’s chief economic advisor and oversaw the Statistical Reports and Consumer and Community Affairs units. Also served as Associate Economist on the Federal Open Market Committee, the Federal Reserve System’s primary monetary policy group. U.S. Treasury advisor to the Bulgarian National Bank. Held faculty positions at University of Georgia, Atlanta University, Emory University, Chicago State University and Northwestern University. Member of the Audit and the Corporate Governance Committees of Parent.

Also a director of Trustee of Nuveen Investments.

Vernon E. Jordan, Jr.

Director of Parent since 1974.

Senior Managing Director, Lazard Freres & Co. LLC; Of Counsel, Akin Gump Strauss Hauer & Feld LLP.

Joined Lazard Freres & Co. LLC in January 2000. Became a partner in the law firm of Akin Gump Strauss Hauer & Feld LLP in 1982, following 10 years as President of the National Urban League, Inc. Member of the Bar of Arkansas, Georgia and the District of Columbia as well as the U.S. Supreme Court Bar. Member of the Council on Foreign Relations, The American Law Institute, the American Bar Association, the National Bar Association and the Bilderberg Meetings. Chairman of the Corporate Governance Committee and member of the Compensation Committee of Parent. Also a director of American Express Company, Asbury Automotive Group, J.C. Penney Company, Inc. and Lazard, Ltd.

Hilmar Kopper

Director since 1991.

Former Chairman and Chief Executive Officer, Deutsche Bank AG.

Apprenticeship with Rheinisch-Westfalischen Bank AG in Cologne, 1954. Management trainee at J. Henry Schroder Banking Corporation, New York. Foreign Department, Deutsche Bank’s Central Office in Dusseldorf and Manager, Leverkusen branch, 1969. Appointed to the Board of Managing Directors of Deutsche Bank subsidiary European Asian Bank AG in Hamburg, 1972. Executive Vice President, Deutsche Bank AG, 1975; and Member of the Board of Managing Directors, Deutsche Bank AG, 1977. Spokesman of the Board of Managing Directors, December 1989 to May 1997. Member of the Compensation and Finance Committees of Parent.

Also a director of DaimlerChrysler AG and Unilever NV/PLC.

Name and Address	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years

Ralph S. Larsen

Director since 1990.

Former Chairman and Chief Executive Officer, Johnson & Johnson.

Joined Johnson & Johnson in 1962, named Vice President of Marketing, McNeil Consumer Products Company in 1980. President of Becton Dickinson’s Consumer Products Division, 1981 to 1983. Returned to Johnson & Johnson as President of its Chicopee subsidiary in 1983. Named a company Group Chairman in 1986, and Chairman of the Board and Chief Executive Officer in 1989. Retired in 2002. Served two years in the U.S. Navy. Member of the Nominating and Corporate Governance and Management Development and Compensation Committees and the presiding director of General Electric. Chairman of the Compensation Committee and member of the Corporate Governance Committee of Parent. Also a director of General Electric Company.

Robert A. McDonald

Director since 2005.

Vice Chairman, Global Operations, The Procter & Gamble Company.

Joined Procter & Gamble in 1980. Named Vice President and General Manager—Philippines, Asia/Pacific-South, Procter & Gamble Far East in 1994; Regional Vice President—Japan, Procter & Gamble Asia in 1996; President, Northeast Asia in 1999; President, Global Fabric & Home Care in 2001; and Vice Chairman Global Operations in 2004. He is a non-voting member of the Board of Directors of The Procter & Gamble Company. Member of the Audit Committee.

Anne M. Mulcahy

Director since 2000.

Chairman and Chief Executive Officer, Xerox Corporation.

Joined Parent in 1976 as a sales representative and held various sales and senior management positions. Named Vice President for Human Resources in 1992; Senior Vice President in 1998; and Executive Vice President in 1999. Elected President and Chief Operating Officer in May 2000, Chief Executive Officer in August 2001, and assumed the additional role of Chairman on January 1, 2002.

Also a director of Citigroup, Inc. and Target Corporation.

N. J. Nicholas, Jr.

Director since 1987.

Investor.

President of Time, Inc. from 1986 to 1990 and President and Co-Chief Executive Officer, Time-Warner Inc. from 1990 to 1992. Former member of the President’s Advisory Committee on Trade Policy and Negotiations and the President’s Commission on Environmental Quality. Trustee Chairman of Environmental Defense. Chairman of the Finance Committee and member of the Compensation Committee of Parent.

Also a director of Boston Scientific Corporation and Time Warner Cable.

Name and Address	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years

Ann N. Reese

Director since 2003.

Executive Director, Center for Adoption Policy Studies.

Co-founded the Center for Adoption Policy Studies in 2001. Principal, Clayton, Dubilier & Rice, 1999–2000. Executive Vice President and Chief Financial Officer, ITT Corporation, 1995–1998; Treasurer, ITT Corporation, 1992–1995; Assistant Treasurer, ITT Corporation, 1987–1992. Member of the Finance and Governance Committees of Parent.

Also a director of CBS Corporation, Jones Apparel Group, Sears Holdings and Merrill Lynch & Co., Inc.

Mary Agnes Wilderotter

Director since 2006.

Chairman and Chief Executive Officer, Citizens Communications.

Joined Citizens Communications in 2004 as President and Chief Executive Officer, named Chairman in 2006. Senior Vice President of Worldwide Public Sector, Microsoft, 2002–2004; President and Chief Executive Officer, Wink Communications Inc., 1996–2002; Executive Vice President, National Operations, AT&T Wireless and Chief Executive Officer Aviation Communication Division 1995-1996; Senior Vice President, McCaw Cellular Communications Inc., 1990-1995.

Also a director of The McClatchy Co.

James A. Firestone	Executive Vice President. President, Xerox North America.

Lawrence A. Zimmerman

Executive Vice President and Chief Financial Officer.

Prior to joining Parent in 2002, Mr. Zimmerman had been with System Software Associates, Inc., where he was Executive Vice President and Chief Financial Officer from 1998–1999. Prior to that, he retired from International Business Machines Corporation (“IBM”), where he was Senior Finance Executive for IBM’s Server group from 1996–1998, Vice President of Finance for Europe, Middle East and Africa Operations from 1994–1996 and IBM Corporate Controller from 1991–1994. He held various other positions at IBM from 1967–1991.

Thomas J. Dolan	Senior Vice President. President, Xerox Global Accounts.

Michael C. Mac Donald	Senior Vice President. President, Marketing Operations.

Name and Address	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years

Hector J. Motroni	Senior Vice President and Chief Staff Officer.

Jean-Noël Machon	Senior Vice President. President, Developing Markets Operations.

Armando Zagalo de Lima	Senior Vice President. President, Xerox Europe.

Stephen Cronin

Vice President.

President, Xerox Global Services.

Joined Parent in April 1989 and has held a variety of positions, including director of Xerox Europe marketing and communications, director of United Kingdom human resources and quality, and vice president, human resources, Europe. Also served as managing director of the United Kingdom/Ireland, where he was responsible for the sales and marketing of the full product and global services portfolio. Most recently, he was chief of staff for Xerox’s Developing Markets Operations.

Gary R. Kabureck	Vice President and Chief Accounting Officer.

James H. Lesko	Vice President, Investor Relations.

John E. McDermott

Vice President, Chief Information Officer and Corporate Strategy and Alliances.

Prior to joining Parent in 2002, Mr. McDermott had been a partner at Marakon Associates, a management-consulting firm, from 1996–2002 and had been a consultant at that firm from 1988–1996. He worked on issues of business strategy, operations improvement and organizational design.

Ivy Thomas McKinney

Vice President, Deputy General Counsel.

Joined Parent in July 1984 as an attorney. She later held a variety of positions, including counsel for Eastern and Coastal operations, and senior counsel for litigation, human resources, the Office Document Products Group and Worldwide Business Services. She held the position of associate general counsel for litigation, human resources and business operations from 2000–2004.

Patricia M. Nazemetz	Vice President, Chief Human Resources and Ethics Officer.

Rhonda L. Seegal

Vice President and Treasurer.

Prior to joining Parent in 2003, Ms. Seegal had been with Avaya Inc., where she was Vice President and Treasurer from 2000–2003. Prior to that, she was Deputy Treasurer at General Electric Company from 1996–2000.

Leslie F. Varon	Vice President and Controller.

Each officer named above, with the exception of Lawrence A. Zimmerman, Rhonda L. Seegal, Stephen Cronin, Ivy Thomas McKinney and John E. McDermott, has been an officer or an executive of Parent or its subsidiaries for at least the past five years.

2. Directors and Executive Officers of the Purchaser. The following table sets forth the name, present principal occupation or employment and past material occupations, positions, offices or employment for at least the past five years for each director and the name, citizenship, business address, business phone number, present principal occupation or employment and material occupations, positions, offices or employment for at least the past five years for each executive officer of the Purchaser. The current business address of each person is P.O. Box 1600, 800 Long Ridge Road, Stamford, Connecticut 06904 and the current phone number is (203) 968-3000. Unless otherwise indicated, each such person is a citizen of the United States of America.

Name and Address	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years

James A. Firestone	Sole Director of RG Acquisition I Corp. President and Chief Executive Officer, RG Acquisition I Corp. Executive Vice President, Xerox Corporation. President, Xerox North America.

Timothy J. MacCarrick	Vice President and Treasurer, RG Acquisition I Corp. Vice President, Finance, Xerox North America.

Joseph H. Mancini, Jr.	Vice President, RG Acquisition I Corp. Director, M&A, Xerox Corporation

Samuel K. Lee

Secretary, RG Acquisition I Corp.

Assistant Secretary and Associate General Counsel, Corporate, Finance & Ventures, Xerox Corporation.

He held the position of Associate General Counsel, Corporate, Finance & Ventures, Xerox Corporation, from January 2004–May 2006. From April 2002–December 2003, he held the position of Senior Counsel, Xerox Corporation.

Roy B. Larson	Assistant Secretary, RG Acquisition I Corp. Senior Counsel, Ventures, Xerox Corporation.

Mark Sheivachman	Assistant Secretary, RG Acquisition I Corp. Senior Tax Counsel and Director, Tax Planning, Xerox Corporation. Vice President, Xerox Financial Services, Inc.

Manually signed facsimiles of the Letter of Transmittal, properly completed, will be accepted. The Letter of Transmittal and certificates evidencing Shares and any other required documents should be sent or delivered by each shareholder or its, his or her broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below:

The Depositary for the Tender Offer is:

The Bank of New York

If delivering by mail:	If delivering by hand:	if delivering by overnight delivery:

The Bank of New York Global Imaging Systems, Inc. P.O. Box 859208 Braintree, MA 02185-9028	The Bank of New York Tender & Exchange Dept. 101 Barclay Street Receive & Deliver Window Street Level New York, NY 10286	The Bank of New York Global Imaging Systems, Inc. 161 Bay State Road Braintree, MA 02184

Questions or requests for assistance may be directed to the Information Agent or the Dealer Manager at their respective telephone numbers and addresses set forth below. Questions or requests for assistance or additional copies of this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may also be obtained from the Information Agent or the Dealer Manager. Stockholders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the Offer.

The Information Agent for the Tender Offer is:

D.F. King & Co., Inc.

48 Wall Street

New York, New York 10005

Banks and Brokerage Firms, Please Call:

(212) 269-5550

Stockholders and All Others Call Toll-Free

(888) 605-1958

The Dealer Manager for the Offer is:

Goldman, Sachs & Co.

85 Broad Street

New York, New York 10004

(212) 902-1000 (Call Collect)

(800) 323-5678 (Call Toll-Free)